Form 20-F
period 2024-12-31
Everbright Digital Holding Ltd.
filed 2025-05-16
CIK 2024876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 001-42602

Everbright Digital Holding Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive offices)

Chun Yip, LEUNG

+(852) 8493 8618

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00004 per share	EDHL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,000 shares of ordinary shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, any references to “Everbright Cayman,” “the Company,” or “our Company” are to Everbright Digital Holding Limited, a Cayman Islands holding company. Except where the context otherwise requires and for purposes of this annual report only the term:

“Amended and Restated Memorandum and Articles of Association” means collectively the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

“Amended and Restated Articles of Association” means the amended and restated articles of association of our Company adopted on January 20, 2025, as amended from time to time.

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company adopted on January 20, 2025, as amended from time to time.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“CAGR” means compound annual growth rate.

“Chinese Yuan” or “RMB” means the lawful currency of the People’s Republic of China.

“Company,” “our Company,” or “Everbright Holding” means Everbright Digital Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on May 18, 2023.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Controlling Shareholder” means Dr. Leung Chun Yip.

“COVID-19” means the Coronavirus Disease 2019.

“Directors” means the directors of our Company as of the date of this annual report, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as of the date of this annual report, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as of the date of this annual report, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“HKUML”, or “Operating Subsidiary” means Hong Kong United Metaverse Limited, a private company limited by shares incorporated in Hong Kong on December 31, 2021, and a wholly-owned subsidiary of our Company. On May 13, 2022, HKUML changed its name from Hong Kong Zhuhai Technology Company Limited to Hong Kong United Metaverse Limited.

“Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong.

“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

“Independent Directors” means the independent non-executive directors of our Company as of the date of this annual report, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only.

“PRC” means the People’s Republic of China.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“US$,” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

Everbright Digital Holding Limited is a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$ 7.82 to US$1.00 or an average rate of HK$ 7.82 to US$1.00 for the fiscal year ended December 31, 2024. For the fiscal year ended December 31, 2023, the year-end spot rate of HK$ 7.82 to US$1.00 or an average rate of HK$ 7.82 to US$1.00. On December 31, 2022, the year-end spot rate and average rate for Hong Kong dollars were, respectively, HK$7.82 to US$1.00 and HK$7.82 to US$1.00.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	prices and availability of raw materials for our products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products;

●	changes in our relationships with significant customers, suppliers, and other business relationships;

●	competition in our industry;

●	uncertainties associated with our ability to implement our business strategy and to innovate successfully;

●	any event that could have a material adverse effect on our brands or reputation, such as product contamination or quality control difficulties;

●	government policies and regulations relating to our industry;

●	our ability to obtain, maintain or procure all necessary certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Doing Business in the Jurisdictions in which We Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China in the future, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operating subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. The operating subsidiary, or HKUML, does not have operation in Mainland China and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our operating subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong operating subsidiary were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our operating subsidiary and us, given the substantial operations of our operating subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operating subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of Mainland China which may become applicable to Hong Kong and thus to company such as us.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in Mainland China. Our operating subsidiary, or HKUML is located and operate in Hong Kong, a special administrative region of the PRC. As of the date of this annual report, the PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong, outside of Mainland China. Based on our understanding of Mainland China laws and regulations currently in effect as of the date of this annual report, as HKUML is located in Hong Kong, we are not currently required to obtain permission from the PRC government to maintain our listing on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations conducted in Hong Kong by its subsidiary.

Everbright Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. As a holding company with no material operations of its own, Everbright Cayman conducts its operations in Hong Kong through its subsidiary, HKUML, our operating subsidiary incorporated in Hong Kong. The Ordinary Shares are shares of Everbright Cayman, the Cayman Islands holding company, instead of shares of our Hong Kong subsidiary. Investors will not directly hold equity interests in the Hong Kong subsidiary.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list or continue to be listed on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in Hong Kong may be indirectly influenced by changes in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Although we are not directly subject to certain Chinese regulatory requirements and inspections, we may be indirectly affected due to direct legal impact on our PRC suppliers. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part or our supplier’s part to ensure compliance with such regulations or interpretations.

As such, the Company’s business may be subject to various government and regulatory interference. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in HK-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list or continue to be listed on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list or continue to be listed on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list or continue to be listed on U.S. exchange in the future.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The Operating Subsidiary was formed under and are governed by the laws of Hong Kong, however, we may be subject to the uncertainties of PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in HK, our operations may be governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The approval of the China Securities Regulatory Commission is not required in connection with this annual report, but we cannot guarantee that it will not be required in the future.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises” and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on December 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On February 24, 2023, the CSRC published Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises published by CSRC on February 17, 2023, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, may arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing. We understand that as of the date of this annual report, based on the opinion of Khoo & Co., our counsel as to the laws of Hong Kong, that pursuant to the Basic Law of Hong Kong, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including rules and regulations established by the CAC and the CSRC, do not apply to our businesses in Hong Kong. As the Company has no operations in China, based on such opinion, we are not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Company has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. While the Company has no current operations in China, should we have any future operations in China these regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our prior offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, the Management understands that as of the date of this annual report, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this annual report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and our subsidiary is required to obtain such permissions or approvals, (ii) any of our subsidiaries inadvertently concludes that relevant permissions or approvals were not required or (iii) any of our subsidiaries did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules”, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Mainland China and controlled by companies or individuals of Mainland China to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), for public opinion, and if they become law, will require mainland China-based companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three (3) working days after making initial applications with overseas security exchanges for initial public offerings and listings. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on December 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in mainland China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Everbright Cayman is a holding company incorporated in the Cayman Islands with its operating subsidiary based in Hong Kong, as of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in Mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of Everbright Cayman being based in Hong Kong are not Mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defence, foreign affairs and other matters that are not within the scope of autonomy). Therefore, based on our understanding of the PRC laws and regulations currently in effect, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC as provided under the Trial Measures.

As of the date of this annual report, have relied on the opinion of Hong Kong counsel, Khoo & Co., that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As advised by the opinion of Khoo & Co., our counsel as to the laws of Hong Kong, pursuant to the Basic Law of Hong Kong, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including rules and regulations established by the CAC and the CSRC, do not apply to our businesses in Hong Kong. Based on our understanding of the PRC laws and regulations currently in effect and the opinion of Khoo & Co., as of the date of this annual report, neither we nor any of our subsidiaries, are subject to the M&A Rules, the Trial Measures, or the regulations or policies that have been issued by the CSRC as of the date of this annual report, nor are we currently covered by permission requirements from the CSRC or any other PRC governmental agency that is required to approve our listing on the Nasdaq Capital Market and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CSRC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CSRC as of the date of this annual report. Further, as of the date of this annual report, neither we nor any of our subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list or continue to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the United States and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

Mainland China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in Mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as a food trading hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a food trading hub in Asia, the demand for food export or re-export from Hong Kong and thus our business, financial conditions and results of operations, may be adversely affected. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2022 and 2023, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this registration statement. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this registration statement, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

Additionally, the outbreak of war in Ukraine in 2022 and the present conflict in the Middle East between Israel and Hamas has already affected global economic markets, and the uncertain resolution of these conflicts could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia, with the same being said for Hamas’ actions in Israel. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine or the Middle East, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial conditions, liquidity and business outlook of our business.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list or continue to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the Nasdaq Capital Market and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing.

Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Although our Operating Subsidiary in Hong Kong may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purpose, we believe that we and our Operating Subsidiary will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for our prior offering or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, since (i) our Operating Subsidiary is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this annual report, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we or our Operating Subsidiary has been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Based on the opinion of Khoo & Co., our counsel as to the laws of Hong Kong, pursuant to the Basic Law of Hong Kong, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including rules and regulations established by the Cyberspace Administration of China (the “CAC”) and the China Securities Regulatory Commission (the “CSRC”), do not apply to our businesses in Hong Kong. Based on laws and regulations currently in effect in the PRC as of the date of this annual report and the opinion of Khoo & Co., we believe that we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, we believe that given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the Nasdaq Capital Market and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Nevertheless, we may be subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing, or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable. The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate. Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

We are of the view that we are not likely to be in breach of the PDPO and the PDPAO for the following reasons: (i) all of our customers are institutional users who are using our services without the need of providing the personal information of individuals, and (ii) we possess minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. While we strive to comply with all applicable privacy, data protection and information security laws and regulations, as well as our contractual obligations, posted privacy policies and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, and sometimes conflict among the various jurisdictions and countries in which we operate, which makes compliance challenging and expensive. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. We also may be bound by contractual obligations relating to our collection, use, processing and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Risks Relating to Our Corporate Structure

Our corporate actions will be substantially controlled by our Controlling Shareholder, Dr. Leung Chun Yip, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders

As of the date of this annual report, 72.00% of the issued share capital of the Company is owned by our Controlling Shareholder, Dr. Leung Chun Yip. As of the date of this annual report, Dr. Leung Chun Yip beneficially owns 67.92% of our total issued and outstanding Ordinary Shares, representing 67.92% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or 67.35% of our total issued and outstanding Ordinary Shares, representing 67.35% of the total voting power, assuming that the over-allotment option is exercised in full. Accordingly, Dr. Leung Chun Yip will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchased Ordinary Shares in our prior offering. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our directors must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Everbright Cayman is a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Everbright Cayman and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to Everbright Cayman and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Everbright Cayman and our Operating Subsidiary, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, our Operating Subsidiary’s operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers reside outside of the United States, and a substantial portion of their assets are located in Hong Kong outside the United States. Given that our senior executive officers are located either in China or in Hong Kong for a significant portion of the time and are either PRC or Hong Kong nationals, it may be difficult for our shareholders to effect service of process upon us or those persons. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts within the Cayman Islands. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in non-PRC or Hong Kong jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Thus, you may incur additional difficulty, costs, procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Risks Related to Our Business and Industry

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies restricting international trade and investments may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries.

We have derived a substantial portion of our revenue from sales to a limited number of customers, which may expose us to risks relating to customer concentration.

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. For the year ended December 31, 2022, four customers accounted for 27.93%, 25.57%, 18.83% and 15.25% of our total revenues. For the year ended December 31, 2023, two customers accounted for 13.09% and 10.09% of our total revenues. For the year ended December 31, 2024, three customers accounted for 16.25%, 12.73% and 10.96% of our total revenues. No other customer accounts for more than 10% of our revenues for the years ended December 31, 2022, 2023, and 2024 respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects:

●	a decline in the business of one or more of our major customers;

●	the decision by one or more of the major customers to shift to our competitors;

●	the reduction in the price of our services and products agreed by one or more of our major customers;

●	the failure or inability of any of the major customers to make timely payment to us; or

●	regulatory development that may negatively affect the business of one or more of our major customers or digital asset mining activities in general.

It may not be possible for us to accurately predict the future demand from our major customers, and it may fail to maintain relationships with these major customers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and we are unable to expand our business with other existing customers or attract new customers in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have derived a substantial portion of our balance of accounts from one supplier, which may expose us to risks relating to supplier concentration.

During the years ended December 31, 2022, 2023 and 2024, we engaged a diverse range of services from over ten suppliers. These services included, but were not limited to, various design work, content creation, virtual reality scenario development, augmented reality implementation, and video production. As of December 31, 2023 we have settled the outstanding account payable to the majority of our suppliers and one supplier accounted for 100% of the total balance of accounts payable, with an amount of US$49,719. This balance, incurred at year-end, was accrued for the provision of 3D simulation design and construction services. As of the date of this annual report, the accounts payable with this supplier have been settled. As of December 31, 2024, we have no outstanding account payable to our suppliers. Although we continually seek to diversify our supplier base, we cannot assure you that we will be able to continue doing business with the same suppliers, given that our dependence on a limited number of suppliers exposes us to risks of substantial losses should our suppliers reduces or ceases business collaboration with us. It may not be possible for us to accurately predict the future supply from our suppliers, and it may fail to maintain relationships with our major suppliers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and we are unable to attract new suppliers in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

We have achieved substantial growth while stabilizing at elevated revenue levels during the past three financial years. In the years ended December 31, 2022, 2023, and 2024 we recorded revenue of US$815,090, US$2,825,488, and US$2,761,798 respectively. Revenue increased 246.6% from US$815,090 in 2022 to US$2,825,488 as the Company had a full year operation in 2023. Revenue decreased slightly 2.3% from US$2,825,488 in 2023 to US$2,761,798. Our total number of corporate customers increased from eight in the year ended December 31, 2022 to 18 in the year ended December 31, 2023, and 21 in the year ended December 31, 2024. However, our business has been operating at its current scale and scope for a relatively short period of time. Therefore, our past performance should not be used as a reliable indicator of our future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include the difficulties in financial planning due to the limited historical data that is relevant to our business’s current scale and scope, and the uncertainties that arise from having a relatively short timeframe to implement and evaluate our business strategies compared to companies with longer operating histories.

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

Our business operations began in May 2022. Given our relatively short operating history, our assessments of the business and forecasts for future performance might not be as precise as they would be if we had been operating for a longer period. If our actual results deviate from our predictions or if we revise our estimates in upcoming periods, it could significantly alter investors’ views of our business and its future potential. This could negatively impact the value of our ordinary shares.

Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements.

Since the commencement of our business, our founder, Chief Executive Officer and Director, Dr. Leung Chun Yip has been instrumental in expanding our business from services like design of intellectual property and websites, consultancy and market research; and social media management to providing our current wide range of products and services in respect of digital marketing and information technology solutions and today. We rely on the wide network and contacts of Dr. Leung Chun Yip, which was built over the past two decades, in particular, sourcing new customers from various industries and sales of our marketing and information technology solutions.

Our performance depends on the continued service and performance of Dr. Leung Chun Yip because he plays an important role in guiding the implementation of our business strategies and future plans. The working and business relationships that Dr. Leung Chun Yip has developed with our main suppliers and customers over the years are important for the future development of our business. If Dr. Leung Chun Yip were to terminate his employment, there is no assurance that we would be able to find suitable replacements with such a vast network of contacts in a timely manner. The loss of services of Dr. Leung Chun Yip and/or the inability to identify, hire, train and retain other qualified technical and operations personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, although we are dependent on certain key personnel, we do not have any key man life insurance policies on any such individual. Therefore, if any of our key management personnel dies or becomes disabled, we will not receive any compensation to assist with such individual’s absence. The loss of such a person could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our reputation and profitability may be adversely affected if there are major failures or malfunctions in our marketing and information technology solutions sold to our customers.

Our operations are exposed to the risk of failure which may arise due to the risk of failure by our customers to follow procedures and protocols, as well as inherent risks in our customer’s operating environments, resulting in failing to achieve the objectives of our marketing and information technology solutions. In the event of any malfunctions and failures of our marketing and information technology solutions, we may be forced to cease all, or part of our operations and we may be subject to legal and regulatory liabilities and actions such as directives, penalties, sanctions, or significant costs and expenses in any dispute. This may have an adverse impact on our operations and financial performance.

Since our establishment, we believe that we have built goodwill in our brands and thus customer loyalty. Hence, if there are any major lapses in our marketing and information technology solutions sales and or due to circumstances beyond our control resulting in negative publicity, our reputation may be adversely affected, and our customers may lose confidence in our marketing and information technology solutions. In such an event, our business and hence our profitability and financial performance may be adversely affected.

We enter service agreements with our customers. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or cannot receive final payments, which would lower our revenue and harm our business, financial condition and results of operations.

We establish written service contracts with our clients. The key terms of these agreements typically consist of clauses regarding the scope of work for the provision of marketing solutions, fees and expenses, project timeline, and other boilerplate terms and conditions, including obligations regarding timely payment, warranties regarding potential infringement of intellectual property rights, indemnities against third-party claims, non-compete and confidentiality clauses, as well as clauses relating to the termination rights of each party. If we fail to meet the agreed service levels, including not meeting the delivery time requirements stipulated in our clients’ agreements, or if the quality of our solutions do not meet our clients’ standards, we could face contract terminations with refunds of prepaid amounts or we might not be able to collect final payments. This could have a significant impact on both our present and future revenue. Any failures in service levels could also tarnish our reputation, which could further negatively affect our business, financial condition, and operational results.

We are exposed to the credit risks of our customers.

We extend credit terms to some of our customers. As of December 31, 2022, one customer accounted for 100% of the total balance of accounts receivable. As of December 31, 2023, five customers accounted for 24.07%, 18.24%, 17.94%, 16.90% and 16.85% of the total balance of accounts receivable. As of December 31, 2024, four customers accounted for 33.95%, 18.31%, 13.86% and 10.02% of the total balance of accounts receivable. Our average accounts receivable turnover days were approximately 34 days, 51 days and 103 days for the financial year ended December 31, 2022, the financial year ended December 31, 2023, and financial year ended December 31, 2024 respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations, or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended December 31, 2022, the financial year ended December 31, 2023, the financial year ended December 31, 2024, and as of the date of this annual report, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We face intense competition in metaverse and digital entertainment industry, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted.

The market for our services is highly competitive, highly fragmented with lots of participants with low entry barriers. Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customer and completing more acquisitions. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. Additionally, disruptive technologies, including in the areas of artificial intelligence and machine learning, are rapidly changing the environment in which we, our clients, and our competitors operate and could affect the nature of how we generate revenue. We believe we will need to continue to respond to and anticipate these changes by enhancing our service offerings to maintain our competitive position. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our operations, and the operations of our customers, suppliers, and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses. If we or our customers, suppliers, and sub-contractors are forced to close their businesses with prolonged disruptions to their operations, we may experience a delay or shortage of supplies and/or services by our suppliers and sub-contractors, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our workplace and our production and processing facilities. In such event, our operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition, and results of operations.

The COVID-19 pandemic has also affected our business activities, given the increased restrictions implemented by the Hong Kong government during the pandemic has impacted our sales process, which involves regular interaction with our customers. However, the Company’s strong existing relationship with our customers have ensured that the Company was not severely affected by such restrictions. While the COVID-19 outbreak led to significant operational changes, we managed to adapt by transitioning into a remote work model, which initially presented some challenges but ultimately led to increased flexibility and productivity.

Since November 2022, following the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangements have largely been abolished. Nonetheless, as our business depends on our employees, if any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

During the fiscal years ended December 31, 2022 and 2023, the COVID-19 pandemic has resulted in a material adverse impact on our business operations and financial conditions. However, as of the date of this annual report, there is no longer an impact of COVID-19 on our business operations and financial conditions.

At the date of this annual report, most countries around the globe have abolished measures to contain COVID-19 pandemic. The Hong Kong government has gradually abolished its entry-restrictions and COVID-19 control measures since November 2022. Furthermore, the PRC government has also significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to mainland China from January 8, 2023.

However, due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

We may be affected by an outbreak of other infectious diseases.

An outbreak of infectious diseases such as severe acute respiratory syndrome and avian influenza or new forms of infectious diseases in the future may potentially affect our operations as well as the operations of our customers and suppliers. In the event that any of the employees in any of our offices or worksites or those of our customers and suppliers are affected by any infectious disease, we or our customers and suppliers may be required to temporarily shut down our or their offices or worksites to prevent the spread of the diseases. This may have an adverse impact on our revenue and financial performance.

We are exposed to risks arising from fluctuations in foreign currency exchange rates.

Our reporting currency is United States dollars. Our overseas sales is denominated in Hong Kong Dollars and procurement from our overseas suppliers are denominated in United States dollars. We may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

We are subject to environmental, health, and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations.

We are subject to laws, regulations, and policies relating to the protection of the environment and to workplace health and safety. We are required to adopt measures to implement such measures that ensure the safety and health of our employees. Changes to current laws, regulations, or policies or the imposition of new laws, regulations, and policies in the metaverse industry could impose new restrictions or prohibitions on our current practices. We may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our insurance policies may be inadequate to cover our assets, operations, and any loss arising from business interruptions.

We face the risk of loss or damage to our business due to fire, theft, or other natural disasters in Hong Kong. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our insurance coverage may not be sufficient to cover all of our potential losses. If there are losses that exceed the insurance coverage or are not covered by our insurance policies, we will remain liable for any liability, debt, or other financial obligation related to such losses. We do not have any insurance coverage for business interruptions.

The success of our business is largely tied to the strength and reputation of our brand. If we fail to uphold and improve our brand and reputation, it could significantly and negatively impact the level of consumer recognition and trust in our services.

Our business heavily leans on the strength and reputation of our brand for promoting and selling our services. We are of the belief that our corporate and product brands are recognized by consumers for their dependability and quality. However, factors such as customer complaints, service quality-related incidents, inappropriate behavior, intellectual property infringement, or negative media coverage could harm our brand and reputation. Any negative allegations against us, even if they are baseless or unsuccessful, could divert the attention of our management and other resources from our daily business operations, which could negatively impact our business, operational results, and financial condition. Negative publicity resulting from negative media coverage of our services could significantly affect customer acceptance of and trust in us and our services.

Moreover, our competitors might create false complaints or negative publicity about us for the sake of malicious competition. With the growing use of social networks, adverse publicity can spread quickly and widely, making it increasingly challenging for us to respond and mitigate effectively. Furthermore, negative publicity about any regulatory or legal action against us could tarnish our reputation and brand image, undermine customer confidence in us, and decrease the long-term demand for our services, even if such regulatory or legal action is baseless or irrelevant to our business.

We are exposed to risks with respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions, and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics, or outbreaks may disrupt our operations and cause loss and damage to our storage facilities, workshop, and office, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest, and regulatory, fiscal, and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers, and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations, and prospects.

If our business becomes constrained by changing legal and regulatory requirements, our operating results will suffer.

Our future success will depend in part on market acceptance and widespread adoption across demographics and geographies of metaverse. If the Hong Kong government issues relevant regulations against the metaverse industry that are not conducive to our development, we will have to change our main development direction in the future. If we are obligated to fundamentally change our business activities and practices, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our platform may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address these, may limit the use of our platform or reduce overall demand for our platform, which could harm our business, financial condition and results of operations.

Our business is subject to risks generally associated with the metaverse and digital entertainment industry.

The substantial majority of our revenue is currently derived from customers in the metaverse and digital entertainment industry, and we rely to a significant extent on the health of the industry to maintain and increase our revenue. Accordingly, we are especially susceptible to market conditions and risks associated with the metaverse and digital entertainment industry, including the popularity, customers’ preferences, and potential regulations, all of which are difficult to predict and are beyond our control.

In addition, economic conditions that negatively impact discretionary consumer spending, including inflation, slower growth, unemployment levels, tax rates, interest rates, energy prices, declining consumer confidence, recession and other macroeconomic conditions, including those resulting from COVID-19 and from geopolitical issues and uncertainty, could have a material adverse impact on our business and results of operations.

Risks Related to Our Securities

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed.

Our auditor, OneStop Assurance PAC. (“OneStop”), the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess OneStop’s compliance with applicable professional standards. OneStop is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection in July 2023. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA Act are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to list our Ordinary Shares, which could materially impair the market for and market price of our Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

In order to continue listing our Ordinary Shares on Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Ordinary Shares and we are unable to list our Ordinary Shares on another national securities exchange, we expect our Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a)	a limited availability of market quotations for our Ordinary Shares;

(b)	reduced liquidity for our Ordinary Shares;

(c)	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on Nasdaq, the U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts individual states from regulating their sale, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after our prior offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands and Hong Kong law. Even if our Board decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after our prior offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant number of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our Controlling Shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

Immediately prior to the completion of our prior offering, Dr. Leung Chun Yip owned an aggregate of approximately 72.00% of our issued and outstanding Ordinary Shares. As of the date of this annual report, Dr. Leung Chun Yip owns 67.92% of our issued and outstanding Ordinary Shares assuming that the underwriters do not exercise their over-allotment option, or 67.35% of our total issued and outstanding Ordinary Shares, representing 67.35% of the total voting power, assuming that the over-allotment option is exercised in full.

Accordingly, our Controlling Shareholder could have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Amended and Restated Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our Controlling Shareholder may differ from the interests of our other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our Board must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	An exemption from the rule that our directors must be selected or recommended solely by independent directors.

The exemption we intend to rely on is that a majority of our Board need not be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer that has received approval to list our Ordinary Shares on the Nasdaq Capital Market, we rely on a provision in Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq. As of the date of this annual report, we can rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) a majority of the Directors on our Board are not required to be independent Directors; (ii) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (iii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. While we do not intend to take advantage of these exemptions presently, we may choose to take advantage of some, but not all, of the available exemptions in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a Cayman Islands company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or our Controlling Shareholder than they would as shareholders of a company incorporated in a U.S. State. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands company. Our operating subsidiaries were incorporated and are located in Hong Kong. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we are also required to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

Our compensation of directors and officers may not be publicly available.

Under Cayman Islands law, the Company is not required to disclose compensation paid to our senior management on an individual basis and the Company has not otherwise publicly disclosed this information elsewhere. The executive officers, directors and management of the Company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under share options.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

On April 6, 2023, Digital Global was incorporated in the BVI with limited liability. Digital Global is authorized to issue a maximum of 50,000 ordinary shares of a single class with a par value of US$1.00 each. On the same day, 50,000 shares with a par value of US$1.00 each of Digital Global were allotted and issued, fully paid, to Dr. Leung Chun Yip (“Dr. Leung”), and Digital Global became wholly owned by Dr. Leung. On April 6, 2023, Dr. Leung was appointed as the sole director of Digital Global.

Everbright Digital Holding Limited was incorporated in the Cayman Islands on May 18, 2023, under the Companies Act as an exempted company with limited liability. As of the date of its incorporation, the authorized share capital of the Company was US$50,000 divided into 50,000 Shares with a par value of US$1.00 each. On May 18, 2023, Dr. Leung was appointed as the director of the Company.

On May 18, 2023, one subscriber Share with a par value of US$1.00 was allotted and issued, fully paid, to Sertus Nominees (Cayman) Limited, an Independent Third Party, as the initial subscriber. On the same day, the said one Share was transferred to Digital Global at par value of US$1.00.

On May 18, 2023, 49,999 Shares with a par value of US$1.00 each were allotted and issued, fully paid, to Digital Global. Upon completion of the above transfer and allotment and issue of Shares, the Company became wholly owned by Digital Global.

On 26 April 2024, 49,900 Shares with a par value of US$1.00 each held by Digital Global were surrendered, fully paid, back to the Company for no consideration. Upon completion of the above surrender of Shares, the Company remains wholly owned by Digital Global.

On June 1, 2023, Digital International was incorporated in the BVI with limited liability. Digital International is authorized to issue a maximum of 50,000 ordinary shares of a single class with a par value of US$1.00 each. On the same day, 50,000 shares with a par value of US$1.00 each of Digital International was allotted and issued, fully, paid, to the Company, and Digital International became wholly owned by the Company. On June 1, 2023, Dr. Leung was appointed as the sole director of Digital International.

As part of the re-organization of our Group on May 8, 2024, Dr. Leung (as transferor), Digital International (as transferee), the Company, and Digital Global entered into a reorganization agreement. Pursuant to the reorganization agreement, Digital International acquired one ordinary share in HKUML from Dr. Leung representing, in aggregate, the entire issued share capital of HKUML. In consideration of the acquisition, Digital International procured the Company to allot and issue one Share, fully paid, to Digital Global pursuant to the instructions of Dr. Leung.

On May 8, 2024, Dr.  Leung (as transferor) and Digital International (as transferee) executed an instrument of transfer and bought and sold notes, pursuant to which one ordinary share in HKUML legally and beneficially owned by Dr. Leung was transferred to Digital International.

Upon completion of the above transfers, (i) HKUML became an indirect wholly-owned subsidiary of the Company; and (ii) Digital Global held 101 Shares, representing 100.0% of the issued share capital of the Company.

On December 30, 2024, the Company issued and allotted a total of 619 Ordinary Shares to Digital Global at par value of US$1.00 each. On the same day, pursuant to a share subscription agreement between the Company, Digital Global (as the existing shareholder), Voyage Advisors Limited, Value Global Gain Limited, Real Treasure Corporation Limited, Mighty Leader Capital Limited, Well Fortune Industries Limited and Emperor Victory Capital Limited (the “Subscribers”), the Company issued and allotted a total of 280 Ordinary Shares to the Subscribers. Thereafter, there were a total of 1,000 Ordinary Shares in issue and outstanding in the share capital of the Company.

On January 20, 2025, the Company authorized a share split, changing its share capital from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$50,000 divided into 1,250,000,000 shares of a par value of US$0.00004 each. Under the share split, each ordinary share of the Company was sub-divided to 25,000 ordinary shares of the Company.

Corporate Structure

The following diagram illustrates the corporate structure of Everbright Digital Holding Limited and its subsidiaries as of the date of this annual report:

Everbright Digital Holding Limited.
("Everbright")
(a Cayman Islands company)
100%
Everbright Digital International Limited
("Digital International")
(a British Virgin Islands company)
100%
Hong Kong United Metaverse Limited
("HKUML")
(a Hong Kong company)

Corporate Information

Everbright Cayman was incorporated in the Cayman Islands on May 18, 2023. Our registered office in the Cayman Islands is at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive office is at Unit 1A, 10/F, C-Bons International Centre, 108 Wai Yip Street, Kwun Tong, Hong Kong. Our telephone number at this location is +(852) 8493 8618. Our principal website address is https://umeta.hk/. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

B. Business Overview

Our mission

Our mission is to (i) unite our clients’ objectives with an all-round solution, (ii) create the highest value for every client and (iii) keep up with the latest trend and innovation in the digital marketing solutions industry.

Overview

We are an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, and are committed to providing one-stop digital marketing services for the whole process of enterprise development. Under the all-in-one service, our revenue is generated by providing tailored marketing solutions that addresses the specific in the context of the ever-developing nature of new forms of media. Operating in the digital marketing solutions industry, our comprehensive range of digital marketing solutions to our clients include, but not limited to, metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing. Unlike firms which provide traditional marketing solutions with boilerplate design and marketing plans, our role is to formulate marketing solutions based on the design briefs from our clients, and to work together with them to implement our customized design and execute marketing plan for their target customers. We are also taking a hands-on approach to developing a custom metaverse solution for their clients by directly collaborating with suppliers on the design and implementation. We take the lead in the strategic design and conceptualization of the custom metaverse offering. This includes determining the key objectives, target audience, and the desired level of immersion and integration between the virtual and physical realms. We also identify the essential features to be included in the metaverse solution and provide guidelines to our suppliers. Our suppliers then handle the technical execution of the metaverse solution. This involves building out the 3D virtual environments, developing the augmented reality components, testing the final products to identify and address any technical issues, and optimizing the performance and stability of the complete solution.

We have achieved substantial growth while stabilizing at elevated revenue levels during the past three financial years. In the years ended December 31, 2022, 2023 and 2024, we recorded revenue of US$815,090, US$2,825,488 and US$ 2,761,798, respectively. For the same periods, we recorded net profit margins of 51.5% , 32.8%, and 13.7% respectively. We serve customers ranging from small and medium-sized businesses to sizeable regional conglomerates. Since the commencement of our business operations in 2021 through our subsidiary, HKUML, we have served over 20 corporate customers from a diverse array of industries, including real estate developers, concert organizers, and public charitable organizations to serve both their domestic and overseas customers. According to the China Insights Consultancy Report, the market we operate in, i.e. the Hong Kong’s digital marketing solution market, is highly fragmented and competitive with over 3,500 participants currently, and is still growing. In recent years, Hong Kong’s marketing solution market has grown steadily in years, though it was temporarily impacted by the COVID-19 pandemic in 2020, from HKD23.0 billion in 2018 to HKD30.4 billion in 2023. Among others, digital marketing solutions saw rapid growth post-pandemic, with the market size reaching HKD15.1 billion in 2023, marking it as the fastest-growing segment within the marketing solution industry. As for the digital marketing solution industry in Hong Kong, there are large digital marketing firms and multinational corporations, and also active participation from many small and medium-sized enterprises. Local digital marketing companies like us play a significant role in the Hong Kong market.

We believe that our employees are the key enablers of our success, a core strength and part of our competitive advantage. Looking into the future, we believe there are large opportunities within and beyond the industries we currently serve that represent a market potential multiple times larger than our opportunity today. We are committed to investing in a highly skilled workforce and dedicated to attracting, developing, and retaining top talent to support the expansion of our business in industries. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients, and through the projects we have designed, organized and managed, we believe that we are able to improve the awareness and reputation of the brands and products of our clients and thereby improving the sales and market share of our clients with the ultimate goal of achieving significant brand building and promoting the unique value of their products among their targeted recipients.

Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

We offer comprehensive, integrated, scalable and one-stop digital marketing solutions customized to the needs of our corporate customers

Established in 2021, we offer innovation solutions including metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, intellectual property (IP) character creation and social media marketing. Through these broadly diversified marketing services, complemented by our experienced and effective professional team, we are able to offer innovation, multi-dimensional, comprehensive and high quality one-stop integrated marketing solutions to our clients and thereby assist our clients to maximize their brand awareness. Compared to our competitors, we are more capable of formulating insightful and creative marketing initiatives, precisely identify final consumers and deliver attractive and tailor-made marketing solutions to maximize the marketing returns for our customers. For example, in contrast to firms which provide traditional marketing solutions which sell existing templates created by their in-house design team, our own professional creative team will help design and create specific intellectual properties based on the business nature and model of our clients. Then we will liaise with the most suitable supplier to execute such intellectual properties design. The supplier will handle the technical execution and production of the custom intellectual properties. This includes developing the visual designs and artwork for the IPs, as well as producing any necessary 3D models, animations, and/or interactive elements, whenever applicable. In the offering of our one-stop solutions to our clients, we help prepare design proposals and, during event planning and management, assist the client with on-site or online coordination. Moreover, we will liaise with suppliers on technical and construction matters, and shall be responsible for matters including the day-to-day management of the client’s marketing campaigns. Our management team closely oversees and coordinates the operation between us, the client and the suppliers to facilitate smooth operations. The ability to devise, manage and coordinate various aspects of a marketing project and the delivery of one-stop solutions has allowed our Group to assist our clients to address their challenges and to ensure the delivery of envisaged marketing solutions that exceed the required standard. We believe we can achieve strong synergies among various marketing services which we offer, and we are able to assist our clients to implement cross-media marketing activities of their products and brands through our integrated marketing solutions offering.

Our customer base spans a diverse array of industries and organizations

Our customer base spans a wide range of industries and organizations, giving us a distinct competitive advantage in the integrated marketing solutions space. We have facilitated digital transformation for over 20 corporate clients, including real estate developers, concert organizers, and public charitable organizations. This diverse portfolio demonstrates our ability to deliver tailored solutions that address the unique needs of businesses both large and small, domestic and international.

Our cross-industry experience allows us to draw upon a deep well of market insights and best practices. This knowledge enables us to proactively identify innovative strategies and anticipate the evolving requirements of our clients, ensuring they remain at the forefront of digital marketing and metaverse-driven technologies.

Moreover, the scalability and adaptability of our offerings have been tested and proven across this varied customer base. We have a track record of seamlessly integrating our solutions with existing systems and workflows, regardless of the size or complexity of the organization. Whether our customers require specialized industry-specific functionalities or seek to consolidate disparate systems into a cohesive platform, we have the expertise to develop and implement tailored digital marketing solutions that drive tangible business outcomes.

We experienced high growth in the provision of 3D and Augmented Reality solutions

As an integrated marketing solutions provider in Hong Kong, we have established a clear competitive advantage through our exceptional performance in the provision of 3D and Augmented Reality services. By seamlessly blending these immersive capabilities into our comprehensive suite of digital marketing solutions, our revenue generated from the provision of 3D and Augmented Reality solutions has experienced remarkable growth from US$634,527 in the year ended December 31, 2022 to US$2,233,309 in the year ended December 31, 2023. This exponential expansion underscores our deep expertise and innovative approach in leveraging 3D and Augmented Reality technologies to drive transformative digital experiences for our clients. Our revenue generated from the provision of 3D and Augmented Reality solutions decreased from US$2,233,309 in the year ended December 31, 2023 to US$1,204,348 in the year ended December 31, 2024 representing a 46.1% decrease, The decrease was due to actively selling our clients other consultancy services on top of pure 3D and Augmented Reality service. This could be evidenced from the increase in our total solutions service discussed below.

Our ability to rapidly scale our 3D and Augmented Reality offerings in response to surging market demand is a testament to the strength of our technical capabilities and the agility of our delivery model. This allows us to consistently provide our clients with innovative, future-focused solutions that captivate their audiences and deliver measurable business impact.

Furthermore, our consistent growth in this dynamic segment reflects the trust and confidence our customers have placed in our metaverse-driven solutions. As enterprises across Hong Kong and beyond seek to future-proof their digital marketing strategies, they increasingly turn to our team of experts to guide them through the integration of 3D and Augmented Reality technologies. This accelerating demand for our 3D and Augmented Reality solutions underscores the competitive edge we have cultivated in the realm of immersive marketing. By seamlessly blending these emerging capabilities with our holistic suite of integrated solutions, we empower our clients to stand out in an increasingly crowded and digitally driven marketplace.

We have an experienced management team with a proven track record for innovations and execution

Our management team has comprehensive and industry knowledge. Our management team is led by our founder, Chairman of the Board, and Chief Executive Officer, Dr. Leung Chun Yip, who is responsible for managing, executing and supervising our operations. Dr. Leung Chun Yip has over 20 years of corporate management experience. Our digital marketing solution team also have strong marketing or related experience, strong industry background and extensive experience with our clients. We believe that we are able to respond promptly and appropriately to the ever-changing market conditions and environment, as well as continue to expand our customer base and products and services offering. Our employees are our greatest assets. We have built a culture of empowerment that allows employees to be entrepreneurial and nimble, which, combined with strong and pragmatic management oversight and processes, institutional goals and defined key performance metrics, form the basis of our culture.

Our Challenges

The ever-changing nature and technology of our industry requires us to continually keep up with the latest trends and developments.

The 3D and Augmented Reality services which we provide uses technology which is subject to change, and new technology developed may result in a more comprehensive product with more features. We will have to identify such trends to understand the present state of technology, as well as meet our customers’ increased demands based on the available technology. This could result in increased costs for us, as well as require us to adapt to the latest technology in order to continually meet our customer’s requests.

Being a new form of media, government regulations regarding our industry may be subject to rapid changes

As a relatively new form of media, regulations governing the use of our technology to develop marketing solutions are limited and are based off traditional forms of media. As such, increased regulatory scrutiny in the future may result in new regulations which we will have to comply with. The extent and scope to which these new regulations are presently unknown, and we may face increased costs for compliance. Furthermore, any such regulations may be subject to rapid changes given the ever-changing nature of our industry, and we may have to place greater efforts on compliance.

Growth strategies

We intend to grow our business by pursuing the following key strategies:

Increase our clientele by progressively entering the Asia-Pacific markets for digital marketing solutions.

We are committed to steadily expanding our client base by progressively penetrating digital marketing solution markets in the Asia-Pacific region. Given our expertise in the metaverse and related cutting-edge technologies, we are uniquely positioned to provide enterprises across diverse industries with comprehensive, one-stop digital marketing services. This comprehensive suite of solutions supports clients throughout the entire lifecycle of their enterprise development.

Within our domestic Hong Kong market, we will leverage our established track record of success to forge new relationships and deepen our penetration among both existing and prospective clients. Our intimate understanding of the local business landscape, coupled with our innovative digital capabilities, allows us to deliver tailored, impactful marketing solutions that address the specific needs of Hong Kong-based enterprises.

Concurrently, we will strategically expand our footprint across the Asia-Pacific region, tapping into the rapidly growing demand for sophisticated digital marketing expertise. By establishing a stronger regional presence, we can offer our specialized metaverse-driven services to a wider pool of clients, solidifying our position as a trusted partner for enterprises seeking to future-proof their marketing efforts. Looking beyond our regional markets, we also have our sights set on progressive international expansion. Over time, we believe our digital marketing solutions business can compete successfully worldwide, and, as such, we plan to ultimately expand our operations and customer base to the United States.

Build new client partnerships while strengthening our ties with current clients.

We are committed to fostering strong, long-lasting relationships with both new and existing clients. Utilizing our knowledge of the metaverse and contemporary digital technology, we desire to be a reliable resource for businesses looking for all-inclusive, one-stop digital marketing services to aid in their growth.

On the front of new client acquisition, we will proactively reach out to businesses across diverse industries, showcasing the transformative potential of our metaverse-driven solutions. By highlighting our ability to seamlessly integrate innovative 3D, augmented reality, and other immersive capabilities into a holistic digital marketing strategy, we will cultivate new partnerships with enterprises seeking to future-proof their marketing efforts and captivate their audiences. Our sales and business development teams will spearhead targeted outreach campaigns, both within our domestic Hong Kong market as well as in key regional and global hubs. Through engaging demonstrations, personalized consultations, and a deep understanding of each client’s unique needs, we will position ourselves as the premier partner for enterprises seeking to harness the power of the metaverse and related technologies.

Alongside our new client acquisition efforts, we will also place a strong emphasis on nurturing and strengthening our relationships with our existing client base. By maintaining open communication, delivering exceptional service, and continuously evolving our solutions to meet their changing needs, we will solidify our position as a trusted, long-term partner. Regular check-ins, collaborative strategy sessions, and proactive sharing of industry insights will allow us to better understand our clients’ pain points and aspirations. This, in turn, will enable us to provide tailored, value-added solutions that drive tangible business impact and cement our status as an indispensable component of their digital marketing ecosystem.

Strengthens core capabilities through ongoing research and development

We remain committed to strengthening our core technologies through ongoing research and development efforts. Operating at the forefront of the metaverse and related digital realms, we recognize the importance of maintaining an innovative edge. We intend to increase research and development investment in enhancing our data analytics and process automation. We aim to gain deeper insights into customer behavior and market trends, while improving our operational efficiency. We intend to develop custom data models and algorithms that can help to segment the target audience, personalize content and optimize marketing campaigns and invest in data analytics tools that can help us derive insights from our marketing data. Meanwhile, we target to utilize artificial intelligence and machine learning to enhance our automation capabilities and further integrate with other business systems, such as customer relationship management, enterprise resource planning, and project management software, to create a seamless, end-to-end workflow. This enables us to deliver more personalized and seamless digital experiences for our clients.

Recognizing the importance of omnichannel integration, we have also directed resources towards the development of a proprietary platform that bridge the physical and virtual realms. Such a platform would allow customers to explore and interact with products in a photorealistic 3D virtual environment. By further integrating e-commerce and in-store system in the platform, we aim to enable seamless transactions and fulfillment. Furthermore, the platform shall provide advanced analytics on customer behavior and preferences within the virtual space, empowering our clients to deliver personalized and immersive experiences. These cutting-edge solutions will allow our clients to offer truly immersive and cohesive customer journeys, blending the tangible and digital spheres.

Underpinning our technology-driven growth is a commitment to strengthening our cybersecurity and data privacy safeguards. As we navigate the evolving threat landscape and regulatory environment, particularly in the context of the metaverse, we strive to fortify the resilience and trustworthiness of our offerings.

Attract, Develop, Train, and Retain Highly Skilled Professionals

We recognize that our most valuable asset is our team of highly skilled, innovative professionals. In order to fuel our continued expansion and solidify our position in the metaverse and digital marketing space, we are committed to implementing a comprehensive strategy focused on attracting, developing, training, and retaining top talent.

We will leverage a multi-pronged approach to identify, recruit, and onboard the best and brightest minds in the industry. This will include proactively sourcing candidates with expertise in emerging technologies like 3D modelling, augmented reality, and virtual reality — skillsets that are essential for delivering cutting-edge, metaverse-powered solutions to our clients. Our recruitment efforts will span both local and global talent pools, allowing us to build a diverse, world-class team.

We will also invest in robust employer branding initiatives. By highlighting our innovative, collaborative work culture, commitment to professional development, and attractive compensation and benefits packages, we will position ourselves as an employer of choice for top digital marketing and technology talent.

To ensure our team remains at the forefront of industry trends and developments, we will place a strong emphasis on ongoing learning and skills enhancement. This will include providing extensive training programs, sponsoring certifications and conferences, and facilitating knowledge-sharing sessions led by our internal subject matter experts.

We will further establish a highly competitive, performance-based compensation and benefits structure that rewards our employees’ contributions and aligns their personal goals with the overall success of the organization. By nurturing a sense of belonging, ownership, and pride within our team, we will solidify our reputation as a premier employer in the digital marketing industry.

Our Business Model

During the years ended December 31, 2022, 2023, and 2024, we derived our revenue primarily from integrated one-stop marketing solutions projects engaged primarily through quotation. Through the projects we designed, organized and managed, our clients can expect to achieve significant brand building and promotional effect to mass public or targeted recipient. The following tables present our revenue and gross profit for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Revenue	2,761,798	2,825,488	815,090
Cost of revenue	(1,134,926)	(1,269,776)	(246,775)
Gross profit	1,626,872	1,555,712	568,315
Other income	930	605	1
Administrative expense	(1,110,982)	(473,707)	(96,326)
Profit before tax	516,820	1,082,610	471,990
Income tax expense	(137,390)	(157,047)	(52,512)
Profit and total comprehensive income	379,430	925,563	419,478

Upon confirmation of engagement by our clients, we are responsible for the overall management and coordination of the project implementation, planning, monitoring and supervision from the commencement of the project until the completion according to the terms of our engagement. The project duration of our integrated one-stop marketing solutions projects typically ranges from within two months to six months. The following diagram illustrates the general flow of our digital marketing solutions under the all-in-one services.

The process begins with understanding our clients’ marketing objectives, target audience, and desired outcomes. Our team works closely with clients to gather these insights. Using this foundation, we then craft a tailored marketing plan and strategy, drawing upon data analytics, consumer research, and creative ideation.

Next, we map out a detailed schedule outlining the key milestones, resource allocation, and timeline for the campaign implementation. Aligned with this roadmap, we engage our network of trusted suppliers to provide technical assistance, including but not limited to services such as various design work, content creation, virtual reality scenario development, augmented reality implementation, and video production. We then distribute tasks to our in-house employees and external partners.

Throughout the campaign, we maintain oversight, managing contingencies and ensuring seamless coordination. This hands-on approach, combined with our decision-making and technological expertise, enables us to address challenges and deliver measurable success.

This comprehensive workflow is the foundation of our digital marketing solutions. By harnessing this proven approach, we are able to provide suitable solutions and services to our clients, driving breakthrough results and elevating their brand’s visibility.

Our Group adopts a cost-plus pricing model when providing quotations. When determining the amount of mark-up, we take into account various factors, including the scope of work, scale, duration and complexity of the project, the costs of labor, supplier, material, venue, background of the client, fees charged for previous similar projects and the current market conditions.

Our Integrated One-stop Marketing Solutions

Our integrated one-stop marketing solutions typically involve marketing activities that use digital technology for advertisement placement and marketing communications on various digital platforms, including, but not limited to, metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing. Below is a detailed description of the major digital marketing services we offer.

Metaverse stimulation

By utilizing the 3D simulation and augmented reality technology based on our comprehensive suite of digital marketing solutions to our clients, we are able to assist our clients in hosting real-time and virtual events through engine including but not limited to Unity and Unreal Engine. We engaged suppliers to develop this 3D simulation and augmented reality technology on our behalf. The metaverse stimulation, virtual reality and augmented reality technology creates an online virtual venue that allows the customers of our clients to gather and create, imagine and share experiences with each other in immersive, 3D-generated worlds.

Upon the creation of a virtual venue (i.e. an office building, church, restaurant), our customers provide the assess links to their customers or target audience to log in to the server. After logging in to the server, which is created and managed by our suppliers, such customers or target audience will be requested to create a virtual avatar which represents the user in the virtual venue and shall be able to interact directly with objects and users within the virtual venue.

By allowing customers and target audiences to gather, interact, and share experiences within these engaging, computer-generated worlds, brands can capture attention and foster deeper connections. The ability to create personalized avatars further enhances the sense of presence and involvement. Unlike traditional static or passive online experiences, the metaverse platform enables real-time interactivity between participants. Customers can directly engage with digital objects, explore virtual venues, and communicate with others through voice, text, or even gesture-based interactions. This level of interactivity encourages active participation and boosts overall engagement with the brand’s offerings.

The virtual nature of metaverse events allows brands to extend their reach beyond geographical limitations. Customers can join and participate in these virtual experiences from anywhere in the world, making them accessible to a global audience. This expansive reach can significantly amplify the impact and scale of marketing campaigns compared to physical, in-person events.

Virtual reality (VR) and augmented reality (AR) design and creation

Virtual reality immerses the participant into a 100% stimulated environment. Currently, we possess 4 VR headsets, which we use to host virtual reality marketing campaigns in our office on behalf of our customers by inviting their selected target participants or audience to put on the headsets. The VR headsets contain embedded stereoscopic lenses that render an LED screen in 3D. The experience of being “in headset” is engineered so that the user will see text, illustration or animation overlaying the virtual environment, allowing our customers to place marketing slogans or descriptions of their services while their customers or target audience. We purchased VR headsets from our suppliers. Before each event, we work with suppliers to create a VR-compatible 3D stimulated environment or setting as specified by our customers. For example, our real estate developer customers often prefer virtual reality marketing campaigns to promote newly-established premises. We can also provide virtual tours of homes and properties through VR headsets, which enables overseas investors to have a general idea of the interior of the home remotely.

Augmented reality is a technology that overlays digital information (including images) in real-world environments. Our clients and their customers are able to view augmented reality through devices such as smartphones and digital pads. Its goal is to help simulate real-world objects in the comfort if wherever they may be.

To fully integrate virtual reality and augmented reality capabilities into our comprehensive digital marketing services, we have collaborated with our suppliers to develop two proprietary mobile applications, namely “UMETA VS” and “UMETA AR.” These innovative solutions enable our clients to harness the power of immersive technologies and deliver engaging, next-generation marketing experiences to their target audiences. Customers are empowered to prominently display marketing slogans, product information, or service details inside an appealing 3D setting thanks to the “UMETA VS” platform, which enables the seamless overlay of written content, visuals, and animations within virtual worlds. This VR-based strategy aids in captivating consumers and conveying powerful marketing message. On the other hand, complementing the virtual solution, “UMETA AR” leverages augmented reality technology to bring the physical and digital worlds together. Our clients and their customers could engage with simulated real-world things from the comfort of their own homes by using this platform to access augmented reality content directly on their smartphones and tablets. “UMETA AR” combines the real with the virtual to improve customer experiences and enable businesses to present their products in creative, immersive ways that appeal to contemporary, tech-savvy consumers.

Creative event planning and management

Our event planning and management services begin with a collaborative ideation process, where the team works closely with clients to develop unique, memorable, and impactful event concepts. This involves understanding the client’s objectives, target audience, and brand identity to craft event themes, experiences, and activations that effectively engage and captivate attendees. We design and develop immersive event experiences that seamlessly blend the physical and digital realms. This may include the integration of cutting-edge technologies, such as virtual/augmented reality, interactive installations, and real-time data visualizations, to create a truly engaging and immersive environment for attendees.

We also handle the end-to-end production and logistics of events, ensuring smooth and successful execution. This includes venue selection, event layout and staging, technology implementation, vendor management, and the coordination of all necessary personnel and resources to bring the event vision to life. In the era of evolving event landscapes, we specialize in creating engaging digital and hybrid event experiences. This involves the development of custom event platforms, interactive virtual environments, and seamless integrations between physical and online components to reach and engage both in-person and remote attendees.

Our services further extend to comprehensive marketing and promotion strategies, leveraging the agency’s expertise in digital and social media marketing, influencer collaborations, and targeted advertising campaigns to drive attendee registration and maximize event success.

IP character creation

At the core of our IP character creation services is the design and development of unique, compelling, and memorable characters. Our experienced creative team collaborates closely with clients to conceptualize characters that embody the brand’s values, personality, and target audience. This includes ideation, visual design, and refining the character’s backstory, traits, and overall appeal. Beyond the initial character design, we provide comprehensive branding and visual assets creation services, such as character illustrations, 2D/3D models, expressions, and poses. Afterward, we will liaise with the most suitable supplier to execute such IP design.

Such services can further services extend to the production of engaging content featuring the client’s branded character. This can include animated shorts, motion graphics, social media content, merchandise designs, and other multimedia assets that bring the character to life and strengthen its connection with the target audience. We assist clients in developing strategic plans to engage audiences through their IP characters. This includes the creation of interactive experiences, storytelling initiatives, and community-building activities that foster deeper emotional connections between the character and the target audience.

Social media marketing

We offer end-to-end social media management services for our clients. This includes strategy development, content creation, community engagement, and performance tracking across popular platforms like Facebook, Instagram, X (previously known as “Twitter”), LinkedIn, and more. Our in-house creative team produces high-quality, engaging social media content tailored to each client’s brand, industry, and target audience. This includes visual assets, videos, infographics, and written posts. The content is then optimized for maximum reach and engagement.

We manage targeted paid advertising campaigns on social media platforms, leveraging advanced audience segmentation, retargeting, and optimization techniques. This allows clients to amplify their organic social efforts and reach new potential customers efficiently. We also identify and facilitate partnerships with relevant industry influencers, brand advocates, and content creators to help clients expand their social media presence, enhance credibility, and reach new audiences.

Our Customers

For the year ended December 31, 2022, four customers accounted for 27.93%, 25.57%, 18.83% and 15.25% of our total revenues. For the year ended December 31, 2023, two customers accounted for 13.09% and 10.09% of our total revenues. For the year ended December 31, 2024, three customers accounted for 16.25%, 12.73% and 10.96% of our total revenues. No other customer accounts for more than 10% of our revenues for the years ended December 31, 2022 2023, and 2024.

As of December 31, 2022, one customer accounted for 100% of the total balance of accounts receivable. As of December 31, 2023, five customers accounted for 24.07%, 18.24%, 17.94%, 16.90% and 16.85% of the total balance of accounts receivable. As of December 31, 2024, four customers accounted for 33.95%, 18.31%, 13.86% and 10.02% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2022, December 31, 2023, and December 31, 2024, respectively.

Our Suppliers

As of December 31, 2023, we have settled the outstanding account payable to the majority of our suppliers and one supplier accounted for 100% of the total balance of accounts payable. As of December 31, 2024, we have no outstanding account payable to our suppliers. No other supplier accounts for more than 10% of our accounts payable as of December 31, 2022, December 31, 2023, and December 31, 2024, respectively.

Sales and Marketing

We conduct our sales and marketing primarily through our experienced sales team, which is led by Ms. Ting Lai Har, our Chief Operations Officer. We have also established a good reputation for the quality of our services in the industry spread through word of mouth. Our previous projects have won high customer satisfaction and have worked with many different customers. The business department has established an archive for the maintenance of new and repeating customers and contacts customers regularly. We believe these factors have increased the likelihood that both existing and forming customers will recommend our services to their networks.

Competition

In Hong Kong’s marketing solution market, there are currently over 3,500 businesses, employing around 13,000 professionals within this field. It becomes evident that the marketing solution market in Hong Kong is highly fragmented. This fragmentation arises largely due to the proliferation of specialized firms that focus their efforts on niche markets within their respective sub-sectors. Such specialization enables companies to tailor their strategies and services precisely to the specific needs of these niches, often at the expense of broader market penetration. Consequently, this focus on specialized services reinforces the dispersed market structure, limiting the possibility of any single entity gaining overwhelming control.

As for the digital marketing solution industry in Hong Kong, there are large digital marketing firms and multinational corporations, and also active participation from many small and medium-sized enterprises. Local digital marketing companies play a significant role in the Hong Kong market. They have a better understanding of the local market and culture, enabling them to provide more tailored digital marketing services to local businesses. These companies often offer flexible service models and more personalized solutions.

We face keen competition from numerous competitors operating on difference scales in Hong Kong. Management believes that we compete favorably with our competitors through our competitive strengths, such as well-established partnerships with our customers and suppliers.

Seasonality

We have not experienced, and do not experience, any seasonal fluctuations in our results of operations for our digital marketing and IT solutions service and virtual technology service.

Licenses, Permits and Registrations

HKUML has obtained its business registration certificate. Save for the business registration certificate, HKUML is not required to obtain any licenses and approvals for carrying out its business for the three fiscal years ended December 31, 2022, 2023, and December 31, 2024 and as of the date of this annual report.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Everbright Digital International Limited	British Virgin Islands

Hong Kong United Metaverse Limited	Hong Kong

The following diagram illustrates the corporate structure of Top Wealth Group Holding Limited and its subsidiaries as of the date of this annual report:

Everbright Digital Holding Limited.
("Everbright")
(a Cayman Islands company)
100%
Everbright Digital International Limited
("Digital International")
(a British Virgin Islands company)
100%
Hong Kong United Metaverse Limited
("HKUML")
(a Hong Kong company)

D. Property, Plant and Equipment

Facilities

As of the date of this annual report. we entered into the following lease agreements:

Location	Usage	Lease Period	Rent (per month)	Approximate area
Unit 1A, 10/F, C-Bons International Centre, 108 Wai Yip Street, Kwun Tong, Hong Kong	Office Space	January 1, 2025 to December 31, 2025	HK$30,000	1,000 square feet

We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

Intellectual Property

Our intellectual property rights are important to its business. As of the date of this annual report, we have registered the following domain name:

Domain Name	Registered Owner	Registration Date	Expiry Date
www.umeta.hk	HKUML	March 13, 2023	March 13, 2026

We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Item 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

Overview

We are an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, and are committed to providing one-stop digital marketing services for the whole process of enterprise development. Under the all-in-one service, our revenue is generated by providing tailored marketing solutions that addresses the specific needs of our clients in the context of the ever-developing nature of new forms of media. Operating in the digital marketing solutions industry, our comprehensive range of digital marketing solutions to our clients include, but not limited to, metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing. Unlike firms which provide traditional marketing solutions with boilerplate design and marketing plans, our role is to formulate marketing solutions based on the design briefs from our clients, and to work together with them to implement our customized design and execute marketing plan for their target customers. We are also taking a hands-on approach to developing a custom metaverse solution for their clients by directly collaborating with suppliers on the design and implementation.

We have achieved substantial growth while stabilizing at elevated revenue levels during the past three financial years. In the years ended December 31, 2022, 2023 and 2024, we recorded revenue of US$815,090, US$2,825,488 and US$ 2,761,798, respectively. For the same periods, we recorded gross profit (revenue minus cost of revenue) of US$568,315, US$1,555,712 and US$1,626,872, respectively, representing a 173.7% growth from year 2022 to year 2023 and a 4.6% growth from year 2023 to year 2024. Over the same years, we recorded gross profit margins of 69.7%, 55.1% and 58.9%, respectively. For the same periods, we recorded net profit margins of 51.5%, 32.8% and 13.7%, respectively. We serve customers ranging from small and medium-sized businesses to sizeable regional conglomerates. Since the commencement of our business operations in 2021 through our subsidiary, HKUML, we have served over 20 corporate customers from a diverse array of industries, including real estate developers, concert organizers, and public charitable organizations to serve both their domestic and overseas customers. According to the China Insights Consultancy Report, the market we operate in, i.e. the Hong Kong’s digital marketing solution market, is highly fragmented and competitive with over 3,500 participants currently, and is still growing. In recent years, Hong Kong’s marketing solution market has grown steadily, though it was temporarily impacted by the COVID-19 pandemic in 2020, from HKD23.0 billion in 2018 to HKD30.4 billion in 2023. Among others, digital marketing solutions saw rapid growth post-pandemic, with the market size reaching HKD15.1 billion in 2023, marking it as the fastest-growing segment within the marketing solution industry. As for the digital marketing solution industry in Hong Kong, there are large digital marketing firms and multinational corporations, and also active participation from many small and medium-sized enterprises. Local digital marketing companies like us play a significant role in the Hong Kong market.

We believe that our employees are the key enablers of our success, a core strength and part of our competitive advantage. Looking into the future, we believe there are large opportunities within and beyond the industries we currently serve that represent a market potential multiple times larger than our opportunity today. We are committed to investing in a highly skilled workforce and dedicated to attracting, developing, and retaining top talent to support the expansion of our business in industries. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients, and through the projects we have designed, organized and managed, we believe that we are able to improve the awareness and reputation of the brands and products of our clients and thereby improving the sales and market share of our clients with the ultimate goal of achieving significant brand building and promoting the unique value of their products among their targeted recipients

On business is mainly business-to-business (B2B). Over 50% of our revenue is from the provision of 3D simulation and augmented reality services to property developers in Hong Kong. The number of our property developers customers increased significantly from 2 in the year ended December 31, 2022 to 6 in the year ended December 31, 2023, and decreased to 3 in the year ended December 31, 2024, whereas our total number of corporate customers increased from 8 in the year ended December 31, 2022 to 18 in the year ended December 31, 2023, and 21 in the year ended December 31, 2024.

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures used by our management are discussed below. The percentages on the results presented below are calculated based on the rounded numbers.

Results of operation

The following financial data are derived from, and should be read in conjunction with, our audited financial statements for the years ended December 31, 2024, 2023 and 2022:

A summary of the Company’s operating results for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended
	2024	2023	Change
	US$	US$	US$	%
Revenue	2,761,798	2,825,488	(63,690)	(2.3)
Cost of revenue	1,134,926	1,269,776	(134,850)	(10.6)
Gross profit	1,626,872	1,555,712	71,160	4.6
Other income	930	605	325	53.7
Administrative expense	1,110,982	473,707	637,275	134.5
Profit before tax	516,820	1,082,610	(565,790)	(52.3)
Income tax expense	137,390	157,047	(19,657)	(12.5)
Profit and total comprehensive income	379,430	925,563	(546,133)	(59.0)

A summary of the Company’s operating results for the years ended December 31, 2023 and 2022 are as follows:

	For the year ended
	2023	2022	Change
	US$	US$	US$	%
Revenue	2,825,488	815,090	2,010,398	246.6
Cost of revenue	1,269,776	246,775	1,023,001	414.5
Gross profit	1,555,712	568,315	987,397	173.7
Other income	605	1	604	60,400.0
Administrative expense	473,707	96,326	377,381	391.8
Profit before tax	1,082,610	471,990	610,620	129.4
Income tax expense	157,047	52,512	104,535	199.1
Profit and total comprehensive income	925,563	419,478	506,085	120.6

Revenue

An analysis of revenue is as follows:

	Year ended December 31, 2024		Year ended December 31, 2023		Change
	US$	%	US$	%	US$	%
3D and Augmented Reality	1,204,348	43.6	2,233,309	79.0	(1,028,961)	(46.1)
Consultancy and market research	220,588	8.0	230,179	8.2	(9,591)	(4.2)
Total solutions	1,332,609	48.3	355,978	12.6	976,631	274.4
Miscellaneous	4,253	0.1	6,022	0.2	(1,769)	(29.4)
Total	2,761,798	100.0	2,825,488	100.0	(63,690)	(2.3)

	Year ended December 31, 2023		Year ended December 31, 2022		Change
	US$	%	US$	%	US$	%
3D and Augmented Reality	2,233,309	79.0	634,527	77.8	1,598,782	252.0
Consultancy and market research	230,179	8.1	179,028	22.0	51,151	28.6
Total solutions	355,978	12.6	—	—	355,978	100
Miscellaneous	6,022	0.2	1,535	0.2	4,487	292.3
Total	2,825,488	100	815,090	100	2,010,398	246.6

The Company began the marketing business in May 2022 and was focusing on the provision of 3D and Augmented Reality solutions for property development and other commercial applications. As the 3D and Augmented Reality services required time to deliver the end product, the revenue derived from year ended December 31, 2022, was limited. While the Company gained recognition from its clients, the customers increased from 7 in the year ended December 31, 2022 to 16 in year ended December 31, 2023 and to 21 in year ended December 31, 2024 where the revenue from 3D and Augmented Reality increased from US$634,527 in the year ended December 31, 2022 to US$2,233,309 in the year ended December 31, 2023, represented a 252% increase. This significant increase of revenue was partially due to the fact that the Company initiated business activities in April 2022 and operated for nine months in 2022, while the Company had a full year of operation in 2023. The revenue derived from 3D and Augmented Reality solutions decrease substantially by 46.1%, to US$1,204,348 in the year ended December 31, 2024, representing a decrease of US$1,028,961. The decrease was due to we actively sell our clients other consultancy services on top of pure 3D and Augmented Reality service. This could be evidence from the increase in our total solutions service discussed below.

On top of the 3D and Augmented reality, some customers would also request other services like design of intellectual property and websites, consultancy and market research; and social media management. Some clients required a total solution using the above services. The revenue from total solutions increased by 100% from $nil in the year ended December 31, 2022 to US$355,978 in the year ended December 31, 2023 and to US$1,332,609 in the year ended December 31, 2024.

In 2024, we aimed to better serve our clients by providing comprehensive solutions, actively offering additional consultancy services alongside our core 3D and Augmented Reality services. The revenue from total solutions increase substantially by 274.4%, to US$1,332,609 in the year ended December 31, 2024, representing an increase of US$976,631.

Some of our customers entered into retainer contracts with the Company that they required our consultancy and market research services from time to time over the term of the contracts. Our revenue from such Consultancy and market research services increased by 28.6% from US$179,028 in the year ended December 31, 2022 to US$230,179 in the year ended December 31, 2023 and to US$220,588 in year ended December 31, 2024.

Cost of revenue

An analysis of cost of revenue is as follows:

	Year ended December 31, 2024		Year ended December 31, 2023		Change
	US$	%	US$	%	US$	%
Subcontracting charges	853,092	75.2	1,119,286	88.2	(266,194)	(23.8)
Depreciation and amortization	83,944	7.4	70,247	5.5	13,697	19.5
Salaries	197,890	17.4	80,243	6.3	117,647	146.6
Total	1,134,926	100.0	1,269,776	100.0	(134,850)	(10.6)

	Year ended December 31, 2023		Year ended December 31, 2022		Change
	US$	%	US$	%	US$	%
Subcontracting charges	1,119,286	88.2	237,206	96.1	882,080	371.9
Depreciation and amortisation	70,247	5.5	9,569	3.9	60,678	634.1
Salaries	80,243	6.3	—	—	80,243	100
Total	1,269,776	100	246,775	100	1,023,001	414.5

To minimize staff cost for downtime, the Company outsourced the coding, design and public relationship work to independent third parties. Subcontracting charges increased by 371.9% from US$237,206 in 2022 to US$1,119,286 in 2023 as there were more projects; it decrease by 23.8% from US$1,119,286 in 2023 to US$853,092 in 2024 as we increase our staff to better serve our clients and reduce the weight in subcontracting charges.

Depreciation and amortisation increased by 634.1% from US$9,569 in 2022 to US$70,247 in 2023 and increased by 19.5% to US$83,944 in 2024 as we deployed more hardware and software to cope with the expansion in business operation.

Salaries increased from Nil in 2022 to US$80,243 in 2023 and US$197,890 in 2024 as we hired senior staff to run and monitor the progress of those projects. This was carried out by the director and shareholders in 2022.

Gross profit and gross margin

	For the years ended
	2024	2023	Change
	US$	US$	US$	%
Gross profit	1,626,872	1,555,712	71,160	4.6
Gross margin	58.9%	55.1%		3.8

	For the years ended
	2023	2022	Change
	US$	US$	US$	%
Gross profit	1,555,712	568,315	987,397	173.7
Gross margin	55.1%	69.7%		(14.6)

The gross margin increased from 55.1% in 2023 to 58.9% in 2024 as we hire more internal resources and actively seek to better serve our client by providing total solutions to our clients, which has better gross margin.

The gross margin decreased from 69.7% in the year ended December 31, 2022 to 55.1% in the year ended December 31, 2023. This was mainly due to the Company engaged more subcontractors in carrying out the services.

Administrative expense

Our administrative expenses primarily consist of (i) staff cost; (ii) professional fee; (iii) office rental, (iv) entertainment and (v) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024		Year ended December 31, 2023		Change
	US$	%	US$	%	US$	%
Salaries and allowance	436,432	39.3	300,160	63.4	136,272	45.4
Professional fees	438,807	39.5	60,331	12.7	378,476	627.3
Office rental	46,036	4.1	46,036	9.7	-	-
Entertainment	107,737	9.7	38,943	8.2	68,794	176.7
Miscellaneous	81,970.0	7.4	28,237	6.0	53,733	190.3
Total	1,110,982	100.0	473,707	100.0	637,275	134.5

	Year ended December 31, 2023		Year ended December 31, 2022		Change
	US$	%	US$	%	US$	%
Salaries and allowance	300,160	63.4	53,708	55.8	246,452	458.9
Professional fees	60,331	12.7	—	—	60,331	100
Office rental	46,036	9.7	34,527	35.8	11,509	33.3
Entertainment	38,943	8.2	1,205	1.3	37,738	3,131.8
Miscellaneous	28,237	6.0	6,886	7.1	21,351	310.1
Total	473,707	100	96,326	100	377,381	391.8

Salaries and allowance increase by 45.4% from US$300,160 in 2023 to US$436,432 in 2024 as we hire more staff to cope with the expansion in operation. Our headcount increased from 2 in 2022 to 8 in 2023 and reduced to 7 in 2024.

Professional fees increased from Nil in 2022 to US$60,331 in 2023 and US$438,807 in 2024 as we engaged professionals to assist us in the planning and implementation of our initial public offering.

We leased our office from Bauhinia Holdings (China) Limited, a company controlled by the mother of Dr. Leung, since we started our operations in May 2022. Office rental increased by 33.3% from US$34,527 in 2022 to US$46,036 in 2023 and 2024 as there was only 8 months rental in 2022 as opposed to a full 12 months rental in 2023 and 2024.

Entertainment expenses increased by 3,131.8% from US$1,205 in 2022 to US$38,943 in 2023 and by 176.7% to US$107,737 in 2024 as we have more entertainment for the enlarged work force and more business meals and in carrying out the project work.

Miscellaneous expenses increased by 310.1% from US$6,886 in 2022 to US$28,237 in 2023 and increase by 190.3% to US$81,970 in 2024 due to the corresponding increase in employees and operating size.

Income tax expense

The Company mainly operates in Hong Kong and is subject to a two tier tax rates that the first HK$2,000,000 taxable profit is subject to 8.25% and the taxable profits thereafter is subject to 16.5%. The effective tax rate increased by 3.4% from 11.1% in year ended December 31, 2022 to 14.5% in year ended December 31, 2023 as the Company has more taxable profits exceeding HK$2,000,000, which was subject to a higher tax rate of 16.5%. Income tax expense decreased from US$157,047 in 2023 to US$137,390 in 2024 as the net profit decreased that we incurred more administrative expenses in expanding the Company’s operating scale.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our prior offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year ended December 31, 2024	Year ended December 31, 2023	Change
	US$	US$	US$	%
Cash and cash equivalents at beginning of the year	399,300	1,757	397,543	22,626.2
Net cash provided by operating activities	(280,109)	640,917	(921,026)	(143.7)
Net cash used in investing activities	(87,596)	(243,374)	155,778	(64.0)
Net cash provided by financing activities	358,056	-	358,056	100.0
Net increase/(decrease) in cash and cash equivalents	(9,649)	397,543	(407,192)	(102.4)
Cash and cash equivalents as at end of the year	389,651	399,300	(9,649)	(2.4)

	Year ended December 31, 2023	Year ended December 31, 2022	Change
	US$	US$	US$	%
Cash and cash equivalents at beginning of the year	1,757	5,259	(3,502)	(66.6)
Net cash provided by operating activities	640,917	180,478	460,439	255.1
Net cash used in investing activities	(243,374)	(183,980)	(59,394)	32.28
Net increase/(decrease) in cash and cash equivalents	397,543	(3,502)	401,045	(11,451.9)
Cash and cash equivalents as at end of the year	399,300	1,757	397,543	22,626.2

During the years ended December 31, 2024 and 2023, the cash flows from our operating activities were primarily derived from the revenue generated from our marketing services. The decrease in net cash flows in operating activities was primarily due to increase administrative expenses in expanding the Company’s operating scale.

Net cash used in investing activities decrease by 64.0% from US$243,374 in 2023 to US$87,596 in 2024 as our capital assets have reached optimal level that we reduced our capital expenditure in 2024.

Net cash provided by financing activities in 2024 was US$358,056 was primarily from private placement fund raising in December 2024.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from our prior offering.

Capital Expenditures

Historical capital expenditures

Off-Balance Sheet Transactions

As of December 31, 2024, we have not entered into any material off-balance sheet transactions or arrangements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. The probability of future collection is based on specific considerations of historical loss patterns and an assessment of the continuation of such patterns based on past collection trends and known or anticipated future economic events that may impact collectability. The Company has made provision for expected credit loss amounted to nil, nil and US$4,834 in the years ended December 31, 2022, 2023 and 2024 respectively.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for the provision of services to customers. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised services in the contract; (ii) determination of whether the promised services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company is providing marketing related services and the service offered by the Company mainly comprise the following:

1.	Provision of virtual reality and/or augmented reality modules

2.	Total solution

3.	Consultancy and market research

1. Provision of virtual reality and/or augmented reality modules

The Company is engaged to provide virtual reality and/or augmented reality modules to its customers for their use in marketing campaigns.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs the modules based on clients’ specific needs which require the Company to perform services including design and development. These services also require significant customization. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the modules were delivered.

2. Total solution

The Company also provide total solutions to its customers, which include design and development of various intellectual property products and marketing material.

The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when design and development of the intellectual properties and marketing materials are accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the total marketing solutions were delivered and accepted by customers.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation.

3. Consultancy and market research

In certain circumstances, the Company is engaged to provide time to time advisory, consultancy and research services in marketing over the term of the contract. The contract sum is amortized over to contractual term. Proceeds from progress billing is recorded in deferred revenue.

Foreign Currency Translation

The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of income and comprehensive income.

	December 31
	2024	2023
US$ to HK$ Year End	7.82	7.82
US$ to HK$ Average Rate	7.82	7.82

Pension Obligations

The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units

As of December 31, 2024, the Company operated through its subsidiary in Hong Kong, which primarily engaged in provision of marketing services.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Group as a whole.

New accounting standards

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Title
Leung Chun Yip	36	Chief Executive Officer and Executive Director
Tang Chak Ming	41	Chief Financial Officer and Executive Director
Ting Lai Har	63	Chief Operating Officer
Lau Sek Kin(1)(2)(3)	38	Independent Director
Gan Shaoling(1)(2)	48	Independent Director
Lu Runhua(2)(3)	36	Independent Director
Wan Chun Lap(3)	44	Independent Director
Chan Po Yu(1)	42	Independent Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually at the board meeting and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the Board.

Executive Directors and Officers:

Dr. Leung Chun Yip has been our Executive Director and Chief Executive Officer since our Company’s inception. Dr. Leung Chun Yip is responsible for the overall business management of our Group. With extensive experience spanning over two decades in the marketing and information technology industry in Hong Kong, Dr. Leung Chun Yip’s management skills and industry contacts provide an invaluable benefit to our business. Under Dr. Leung Chun Yip’s guidance, our company successfully developed and established a good reputation and position in the industry. Dr. Leung’s extensive prior experience in managing enterprises and building strong customer relationships across various industries has enabled him to leverage his deep expertise and industry connections to propel the growth of the Group and firmly establish the Company as a trusted market participant in integrated marketing solutions. From June 2011 to the present, Dr. Leung Chun Yip has been a director at Wai Fung Investment International Group and Shine Living Industrial Limited, where he spearheads the company’s overall management, leveraging his extensive industry expertise to identify new business prospects and cultivate robust customer relationships. Dr. Leung completed an Executive Doctorate of Business Administration administered by SABI University in 2014, as well as a Bachelor’s Degree in Business Administration from Hong Kong Polytechnic University in 2011.

Ms. Ting Lai Har has served as the Chief Operations Officer of our Company since April 2021. In this role, she is responsible for leading and managing the sales and operation team to drive sales performance and achieve the Company’s targets. Ms. Ting Lai Har also manages client relationships, ensuring clear communication and understanding of each client’s business objectives. Ms. Ting Lai Har possesses extensive working experience in the business & real estate sector as well as sales management, using her extensive leadership and management skills to develop the Company’s client relationships, as well as providing sales strategy and performance analysis. From March 1991 to the present, Ms. Ting Lai Har has been an employee at Wai Fung Investment International Group, eventually holding the title of Director, being responsible for real estate development and sales function, while also leading development teams for project planning and completion.

Mr. Tang Chak Ming has served as an Executive Director and as the Chief Financial Officer of our Company since May 2023. Mr. Tang Chak Ming has extensive experience in accounting and financial-related tasks. From November 2012 to March 2019, Mr. Tang Chak Ming was the Chief Financial Officer at Bo’s Fusion Cuisine, where he honed his skills in preparing accurate and timely financial reports for stakeholders, while also being responsible for controlling costs and enhancing operational efficiency. From May 2020 to March 2023, Mr. Tang Chak Ming took a position as Chief Financial Officer at CT Lender (Hong Kong) Limited, where he was responsible for executing financial strategies in line with lending goals and regulatory compliance, preparing accurate and timely financial reports for regulatory bodies, and ensuring adherence to lending regulations, financial laws, and compliance standards. In May 2023, Mr. Tang Chak Ming joined our Company, where he assists with developing and executing financial strategies aligned with business goals, preparing and presenting financial statements, and identifying and managing financial risks. Mr. Tang Chak Ming completed a Bachelor of Business Administration from the University of Management and Technology (Virginia) in 2015.

Mr. Lau Sek Kin (“Mr. Lau”) is an Independent Director. Mr. Lau has over a decade of experience in real estate, honing skills in strategic negotiation and market insight, while consistently driving revenue growth for the companies he has worked for. Mr. Lau is presently a consultant at Cobe Realty Limited, a boutique real estate agency specializing in residential sales and rentals within the central and western districts, with a primary focus on catering to expatriates, a role which he has held since November 2023. In his role as a consultant, Mr. Lau manages sales and leasing processes, maximizing the company’s revenue by 20-30% monthly and fostering client relationships through proactive communications. Mr. Lau started his career at Plusone Properties Limited in September 2014, a distinguished commercial agency offering specialized real estate services within Grade A and B office buildings located in Hong Kong, eventually rising to the role of Senior Consultant by October 2023. At Plusone Properties Limited, Mr. Lau assisted in formulating and implementing business strategies for the office leasing and investment section, contributing to the overall growth and success of the organization, effectively increasing the client base by 50%, while concurrently achieving a 40% closure rate on inquiries, demonstrating adeptness in client acquisition and deal execution. Mr. Lau obtained a bachelor’s degree in business (Accounting and Finance) from the University of Technology in Sydney in 2011, and a Master’s degree in Real Estate from the University College of Estate Management in 2023. Mr. Lau also holds an Estate Agent’s License in Hong Kong.

Ms. Gan Shaoling (“Ms. Gan”) is an Independent Director. Ms. Gan has over a decade of experience in the accounting and financial industry, and is seasoned in preparing financial statements and reports, developing internal financial policies, and providing strategic financial analysis. Ms. Gan is presently the Chief Financial Officer of Mingyuan Trading Development Co., Ltd., a role which she has held since September 2015, wherein she is responsible for overseeing financial strategy, managing financial activities such as fund management, tax planning, and cost control, and compiling and reviewing financial reports. From December 2006 to August 2015, Ms. Gan was employed with Huacheng Real Estate Development Co., Ltd., eventually reaching the title of Accounting Manager, in which she was responsible for managing the accounting team, optimizing financial processes, and preparing financial reports. Ms. Gan obtained an associate’s degree in accounting from the Guangdong Open University in 2023.

Mr. Lu Runhua (“Mr. Lu”) is an Independent Director. Mr. Lu is an experienced creative director with over 12 years of industry expertise and has held senior creative leadership roles at regionally renowned digital media companies, spearheading award-winning digital solutions and brand marketing campaigns. Mr. Lu is presently a creative director at Louis Creative Production Limited, a role which he has held since October 2014, where he excels in integrating diverse creative elements to craft unique brand identities and compelling user experiences for clients. Possessing exceptional creative insights and strategic thinking, Mr. Lu is responsible for identifying industry trends and consumer needs, and devising effective digital marketing strategies for businesses.

Mr. Wan Chun Lap (“Mr. Wan”) is an Independent Director. Mr. Wan has over two decades of experience in the information technology industry, with experience in server management and other programs. Mr. Wan is presently an IT Engineer at Hong Kong Baptist University, a role which he has held since August 2011, where he is responsible for the management of a complex infrastructure comprising over 800 servers across various platforms including Linux (CentOS, Redhat, Ubuntu, SUSE), Windows, AIX, and VMware. Mr. Wan also oversees storage systems such as HDS VSP SAN Storage and HPE 3PAR SAN Storage, along with networking components like Cisco Email Security and Application Load Balancers (F5, A10). Mr. Wan began his career at Chong Hing Information Technology Limited (Chong Hing Bank) in November 2000 until July 2011, eventually reaching the role of IT Manager, where he oversaw Linux and Windows servers running critical bank applications, along with managing Avaya PABX IP Phone Systems across numerous branches. Mr. Wan also managed VMware servers and implemented various backup solutions, and handled scripting for server monitoring and backup to streamline operations and ensure server status integrity. Mr. Wan holds a bachelor’s degree in PC System Administration and Network Management from the Chinese University of Hong Kong which he completed in 2002, as well as a NCC Education International Diploma in Computer Studies in 2006.

Ms. Chan Po Yu (“Ms. Chan”) is an Independent Director. Ms. Chan has over a decade of experience in the accounting and financial industry, and is seasoned in preparing financial statements and reports, developing internal financial policies, and providing strategic financial analysis. Ms. Chan is presently the Company Secretary of Clarity Medical Group Holding Limited, a role she started in January 2019, where she is responsible for periodical financial reporting and ensured timely publication and dissemination of annual reports and interim reports. From March 2017 to December 2018, Ms. Chan was the Company Secretary and Financial Controller of China Sandi Holdings Limited, where she was responsible for ensuring timely and compliant financial reporting, including circulars, annual, and interim reports, as well as maintained compliance with Listing Rules, Companies Ordinances, and relevant regulations, while facilitating information flow between the Board and management for effective decision-making. From December 2012 to March 2016, Ms. Chan was the financial controller of Brockman Mining Limited, where she was responsible for managing financial and accounting functions, ensuring regulatory compliance, compiling management reports, preparing the company’s consolidated financial analysis, and leading financial management processes such as internal controls, budgeting, and forecasting. Ms. Chan graduated from the Hong Kong University of Science and Technology with a bachelor’s degree in business administration in November 2005. She is a member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Chartered Governance Institute.

Family Relationships

Ms. Ting Lai Har is the mother of Dr. Leung Chun Yip, which is a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Compensation of Directors and Executive Officers

For the financial year ended December 31, 2024, we paid an aggregate of approximately HK$2,280,000 (approximately US$291,560) in cash to our Executive Directors and Executive Officers — as mentioned below.

Employment Agreements

Employment Agreement between Everbright Cayman and Leung Chun Yip

Effective as of June 26, 2024, the Company entered into an Employment Agreement with Leung Chun Yip. The agreement provides for an annual base salary, together with such additional discretionary bonus. Leung Chun Yip’s employment will continue for a period of 3 years, subject to, amongst others, termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Leung Chun Yip shall not, during the term of the agreement and for 2 years after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Everbright Cayman and Tang Chak Ming

Effective as of June 26, 2024, the Company entered into an Employment Agreement with Tang Chak Ming. The agreement provides for an annual base salary, together with such additional discretionary bonus. Tang Chak Ming’s employment will continue for a period of 3 years, subject to, amongst others, termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Tang Chak Ming shall not, during the term of the agreement and for 2 years after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Everbright Cayman and Ting Lai Har

Effective as of June 26, 2024, the Company entered into an Employment Agreement with Ting Lai Har. The agreement provides for an annual base salary, together with such additional discretionary bonus. Ting Lai Har’s employment will continue for a period of 3 years, subject to termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ting Lai Har shall not, during the term of the agreement and for 2 years after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company effective upon the Company’s listing on Nasdaq Capital Market. The terms and conditions of such Directors’ Agreements are similar in all material aspects save for the term. Each Executive Director’s Agreement is for an initial term of three (3) years and will continue until the Director’s successor is duly elected and qualified. Each independent director’s agreement is for an initial term of one (1) year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual board meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Under the independent directors’ Agreements, the initial aggregate annual salary that is payable to our independent directors is HKD$600,000 to Lau Sek Kin, HKD$600,000 to Gan Shaoling, HKD$600,000 to Lu Runhua, HKD$600,000 to Wan Chun Lap, and HKD$240,000 to Chan Po Yu respectively.

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Clawback Policy adopted by the Board

On April 21, 2025, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Group in the event the Group is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of Directors consists of seven Directors, five of them are independent Directors. The Company intends to follow its Cayman Islands practices in lieu of the requirements of the Rule 5605 of the Nasdaq Stock Market LLC Rules. The Company’s practices with regard to these requirements are not prohibited by the Companies Act (as amended) of the Cayman Islands.

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our board of Directors. The board of Directors may also establish other committees from time to time to assist our company and the board of Directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at https://umeta.hk/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit committee

Ms. Chan Po Yu, Ms. Gan Shaoling and Mr. Lau Sek Kin serve on the audit committee, chaired by Ms. Chan Po Yu. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Ms. Chan Po Yu as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Lu Runhua, Mr. Lau Sek Kin and Ms. Gan Shaoling serve on the compensation committee, chaired by Mr. Lu Runhua. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the Board the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Wan Chun Lap, Mr. Lau Sek Kin and Mr. Lu Runhua serve on the nomination committee, chaired by Mr. Wan Chun Lap. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we intend to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of Nasdaq corporate governance rules, we intend to comply with Nasdaq corporate governance rules applicable to foreign private issuers.

Controlled Company Exception

We are a controlled company within the meaning of the Nasdaq Stock Market Rules, and as a result, we qualify for and intend to continue to rely on exemptions from certain corporate governance requirements. While we do not intend to take advantage of these exemptions presently, we may choose to take advantage of some, but not all, of the available exemptions in the future.

Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our Board must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Our Controlling Shareholder beneficially owns 67.92% of our total issued and outstanding Ordinary Shares, representing 67.92% of the total voting power. As a result, we are a “controlled company” as defined under Nasdaq Listing Rule 5615(c), because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. The exemption we intend to rely on is that a majority of our Board need not be independent directors As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we have also adopted an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). A current copy of the Policies is posted on the Corporate Governance section of our website, which is located at https://umeta.hk/. We will disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We employed 7 persons as of December 31, 2024, 8 persons as of December 31, 2023 and 2 persons as of December 31, 2022, who were mostly located in Hong Kong. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 26,500,000 Ordinary Shares issued and outstanding as April 30, 2025.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Named Executive Officers and Directors:
Leung Chun Yip	18,000,000	67.92%
Ting Lai Har	—	—
Tang Chak Ming	—	—

Independent Directors:
Lau Sek Kin	—	—
Gan Shaoling	—	—
Lu Runhua	—	—
Wan Chun Lap	—	—
Chan Po Yu	—	—

5% Shareholders:
Everbright Digital Global Limited(1)	18,000,000	67.92%

*	less than 1%

(1)	Leung Chun Yip, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director of Everbright Digital Global Limited, holding 18,000,000 shares of the Company, which represent 67.92% of our Ordinary Shares. Leung Chun Yip is the beneficial owner of the 18,000,000 shares held by Everbright Digital Global Limited.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Group’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since 2021, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Nature of relationships with related parties

Related Party Name	Relationship to the Company
Dr. Leung Chun Yip (“Dr. Leung”)	Director and controlling shareholder of the Company
Bauhinia Holdings (China) Limited	A company controlled by Ms. Ting Lai Har, the mother of Dr. Leung
Wai Fung Investment International Group	A partnership established by Dr. Leung and Ms. Ting Lai Har, the mother of Dr. Leung
Everbright Digital Global Limited	Immediate holding company

a. Related party balances

		As of December 31,
Nature	Name	2022	2023	2024
		US$	US$	US$
Amount due (to)/from shareholder	Dr. Leung Chun Yip(1)	127,049	—	—
Amount due to	Wai Fung Investment International Group(2)	(53,708)	(53,708)	—
Amount due from	Bauhinia Holdings (China) Limited(3)	—	7,673	—
Amount due from	Everbright Digital Global Limited(4)	—	50,000	50,000

(1)	The amounts due from Dr. Leung Chun Yip (“Dr. Leung”) were a settlement of prior funds previously owed to him and were approved separately by the Chief Financial Officer of the Company and other Company personnel in accordance with the Company’s internal control financial policies, which was used in turn for working capital for Dr. Leung’s other companies. As of the date of this prospectus, the amount due from Dr. Leung has been fully settled.
(2)	In 2022, Wai Fung Investment International Group (“Wai Fung”), a partnership established by Dr. Leung and Ms. Ting Lai, the mother of Dr. Leung, provided certain staff members to assist the Company’s operation as the Company had not yet successfully recruited the right candidates. Wai Fung charged the Company US$53,708 for this staff secondment. This amount was not yet settled and the amount due to Wai Fung as of December 31, 2022 and 2023 was US$53,708. As of the date of this prospectus, the amount due to Wai Fung Investment Internation Group has been fully settled.
(3)	Since April 2022, the Company paid rental expenses of HK$30,000 a month to Bauhinia Holdings (China) Limited (“Bauhinia Holdings”) whose shareholder and director is the spouse of Mr. Leung. There was no formal rental agreement made until January 1, 2023 when the Company entered into a two year rental agreement with Bauhinia Holdings with a monthly rental of HK$30,000. The rental expensed paid to Bauhinia Holdings in the years ended December 31, 2022 and 2023 were US$34,527 (HK$270,000) and US$46,046 (HK$360,000) respectively. As of December 31, 2023, the balance due from Bauhinia Holdings represented two month rental deposits of US$7,673 (HK$60,000). As of the date of this prospectus, the amount due from Bauhinia Holdings (China) Limited has been fully settled.
(4)	The Company was incorporated with authorized share capital of US$50,000, divided into 50,000 ordinary shares of US$1 each. Upon incorporation, 50,000 ordinary shares of US$1 each were issued to Everbright Digital Global Limited (“Digital Global”) at par value. As the Company has not yet opened a bank account, the considerations of US$50,000 was still outstanding from Digital Global as of December 31, 2023 and the date of this Prospectus.

b. Related party transactions

		Years ended December 31,
Nature	Name	2022	2023	2024
		US$	US$	US$
Short lease/operating lease payments	Bauhinia Holdings (China) Limited(4)	34,527	46,036	46,036
Staff secondment fees	Wai Fung Investment International Group(2)	53,708	—	—
Total		88,235	46,036	46,036

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be from time to time be subject to legal and regulatory proceedings and administrative investigations”.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “EDHL.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

Our Amended and Restated Memorandum and Articles of Association

We have adopted an amended and restated memorandum and articles of association on January 20, 2025. The following are summaries of certain material provisions of the Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by ordinary resolution and by our Board. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available for distribution therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may, but shall not be obligated to, hold a general meeting in each year as our annual general meeting, unless required by the rules of Nasdaq Capital Market, in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as a virtual meeting, as may be determined by our Board in its absolute discretion.

Shareholders’ general meetings may be convened by a majority of our Board. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate at least ten percent of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our Board. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Where the shares are not listed on or subject to the rules of any stock exchange, our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also, but are not required to, decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on fourteen clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our Board may, in their absolute discretion, from time to time determine; provided always that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. If our company is wound up, the shareholders may, subject to our Amended and Restated Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or by shareholders holding not less than two-thirds of the issued shares of that class consent in writing. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorizes our Board to issue additional ordinary shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the maximum rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Hong Kong dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial price offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We cannot guarantee that, our Ordinary Shares will continue to be listed and regularly traded on the Nasdaq Capital Market. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Group – C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans on variable interest rates.

Foreign Currency Exchange Rates

Our business is not exposed to significant foreign currency exchange risks as our reporting currency is United States dollars and our overseas sales are denominated in Hong Kong dollars during the years ended December 31, 2024, 2023 and 2022.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 285191), as amended, which was declared effective by the SEC on March 31, 2025, with respect to the Company’s initial public offering completed on April 21, 2025 (the “IPO”).

In the IPO, the Company issued 1,500,000 Ordinary Shares at a price of US$4.00 per share. Dominari Securities LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$ 6.0 million and net proceeds of approximately US$4.14 million after deducting underwriting discounts and expenses. As of the date of this annual report, we used US$0.5 million of the net proceeds received from the IPO for marketing and business expansion, continued research and development of our core technologies, business development overseas, talent acquisition and training, as well as for general working capital and corporate purposes

None of these net proceeds from our IPO was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officers and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Ms. Chan Po Yu, Ms. Gan Shaoling and Mr. Lau Sek Kin, and is chaired by Ms. Chan Po Yu. Ms. Chan Po Yu, Ms. Gan Shaoling and Mr. Lau Sek Kin each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Chan Po Yu qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our co-chief executive officers, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at https://umeta.hk/.

Item 16C. Principal Accountant Fees and Services

OneStop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024. Audit services provided by OneStop Assurance PAC for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by OneStop Assurance PAC, our independent registered public accounting firm, for the period indicated.

Year Ended December 31,
2024
US$
Services
Audit Fees(1) – OneStop Assurance PAC	130,000
Total	130,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, as well as audit fees related to acquisitions, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Nasdaq Listing Rule 5635(c)

As a company incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Group’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Group.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1**	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1**	Employment Agreement between the Registrant and Leung Chun Yip

4.2**	Employment Agreement between the Registrant and Ting Lai Har

4.3**	Employment Agreement between the Registrant and Tang Chak Ming

4.5**	Independent Director Offer Letter between the Registrant and Lau Sek Kin

4.6**	Independent Director Offer Letter between the Registrant and Gan Shaoling

4.7**	Independent Director Offer Letter between the Registrant and Lu Runhua

4.8**	Independent Director Offer Letter between the Registrant and Wan Chun Lap

4.9**	Independent Director Offer Letter between the Registrant and Chan Po Yu

4.10**	Translation of Lease from Chinese to English between the Registrant and Bauhinia Holdings

4.11**	Form of Service Agreement of the Registrant

4.12**	Share Subscription Agreement between the Registrant and its Subscribers

8.1**	List of Subsidiaries of the Registrant

11.1**	Code of Ethics of the Registrant

11.2**	Insider Trading Policy of the Registrant

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1***	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2***	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1**	Executive Compensation Recovery Policy of the Registrant

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Previously filed with our registration statement on Form F-1 (File No. 333-285191), as amended, initially filed with the SEC on February 25, 2025.

***	Furnished Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Everbright Digital Holding Limited

By:	/s/ Leung Chun Yip
Name:	Leung Chun Yip
Title:	Chairman, Executive Director and Chief Executive Officer (Principal Executive Officer)

Date: May 15, 2025

EVERBRIGHT DIGITAL HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To The Shareholders and the Board of Directors of Everbright Digital Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Everbright Digital Holding Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operation and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2024 and 2023 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

Singapore
May 15, 2025
PCAOB# 6732

We have served as the Group’s auditor since 2024

Everbright Digital Holding Limited
Consolidated balance sheets
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31
	2024	2023
Assets
Current assets
Cash and cash equivalents	$389,651	$399,300
Accounts receivable	914,092	637,647
Prepayments, deposits paid and other receivables	964,762	383,632
Amounts due from related parties	-	7,673
	2,268,505	1,428,252

Non-current assets
Property, plant and equipment, net	90,322	5,712
Intangible assets, net	255,962	339,906
Right-of-use assets – operating lease	-	44,822

Total non-current assets	346,284	390,440

Total assets	$2,614,789	$1,818,692

Current liabilities
Accounts payable	$-	49,719
Accrued expenses and other payables	185,697	58,682
Receipt in advance	-	57,545
Operating lease liabilities – current	-	44,822
Amount due to a related party	-	53,708
Current income tax payable	303,687	152,532

Total current liabilities	489,384	417,008

Non-current liabilities
Deferred tax liabilities	43,262	57,027

Total liabilities	$532,646	$474,035

Commitments and contingencies

Shareholders’ equity
Ordinary Shares, $0.00004 par value; 1,250,000,000 shares authorized, 25,000,000 (2023: 2,525,000) shares issued and outstanding	1,000	101
Additional paid-in capital	407,056	49,899
Amount due from immediate holding company	(50,000)	(50,000)
Retained earnings	1,724,087	1,344,657

Total shareholders’ equity	2,082,143	1,344,657

Total liabilities and equity	$2,614,789	$1,818,692

The accompany notes form an integral part of these consolidated financial statements.

Everbright Digital Holding Limited
Consolidated statements of operation and other comprehensive income
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the year ended December 31,
	2024	2023	2022
Sales	$2,761,798	$2,825,488	815,090
Cost of sales	(1,134,926)	(1,269,776)	(246,775)
Gross profit	1,626,872	1,555,712	568,315
Other income	930	605	1
Administrative expense	(1,110,982)	(473,707)	(96,326)
Profit before income tax	516,820	1,082,610	471,990
Income tax expense	(137,390)	(157,047)	(52,512)

Profit and total comprehensive income for the year	$379,430	$925,563	419,478

Earnings per share:

Ordinary shares, – basic and diluted	$0.14	$0.37	0.17

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Ordinary shares, – basic and diluted	2,647,814	2,525,000	2,525,000

*	When calculating the weight averaged number of shares outstanding, the current share capital structure was deemed as it existed throughout the earliest period presented. There were no dilutive financial instruments outstanding that the basic and diluted earnings per share are same.

The accompanying notes form an integral part of these consolidated financial statements.

Everbright Digital Holding Limited
Consolidated statements of changes in equity
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding	Amount	Additional paid-in capital	Amount due from immediate holding company	(Accumulated losses) retained earnings	Total
Balance as of January 1, 2022	2,525,000	$101	$(101)	$—	$(384)	$(384)
Profit and total comprehensive income for the year	—	—	—	—	419,478	419,478
Balance as of December 31, 2022	2,525,000	$101	$(101)	$—	$419,094	$419,094

Balance as of January 1, 2023	2,525,000	$101	$(101)	$—	$419,094	$419,094
Recapitalization	—	—	50,000	(50,000)	—	—
Profit and total comprehensive income for the year	—	—	—	—	925,563	925,563
Balance as of December 31, 2023	2,525,000	$101	$49,899	$(50,000)	$1,344,657	$1,344,657
Issue of shares	22,475,000	899	357,157	—	—	358,056
Profit and total comprehensive income for the year	—	—	—	—	379,430	379,430
Balance as of December 31, 2024	25,000,000	$1,000	$407,056	$(50,000)	$1,724,087	$2,082,143

The accompany notes form an integral part of the consolidated financial statements.

Everbright Digital Holding Limited
Consolidated statements of cash flows
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net profit	$379,430	$925,563	419,478
Adjustments for:-
Depreciation of property, plant and equipment	2,986	1,330	590
Amortization of intangible assets	83,944	70,247	9,569
Deferred tax expense	(13,765)	28,347	28,680
Changes in operating assets and liabilities:
Accounts receivable	(276,445)	(484,194)	(153,453)
Deposits paid and other receivables	(581,130)	(313,144)	(70,488)
Accounts payable	(49,719)	49,719	—
Accrued expenses and other payables	127,015	57,428	1,253
Receipt in advance	(57,545)	57,545	—
Amounts due with related parties	(46,035)	119,376	(78,983)
Current income tax payable	151,155	128,700	23,832
Net cash (used in) provided by operating activities	(280,109)	640,917	180,478

Cash flows from investing activities
Acquisition of property, plant and equipment	(87,596)	(2,205)	(5,427)
Acquisition of intangible assets	—	(241,169)	(178,553)
Net cash used in investing activities	(87,596)	(243,374)	(183,980)

Cash flows from financing activities
Proceeds from issue of ordinary shares	358,056	—	—
Net cash from financing activities	358,056	—	—

(Decrease) increase in cash and cash equivalents	(9,649)	397,543	(3,502)
Cash and cash equivalents at beginning of year	399,300	1,757	5,259
Cash and cash equivalents at end of year	$389,651	$399,300	1,757

Analysis of the balance of cash and cash equivalents
Bank balances	$389,651	$399,300	1,757

The accompany notes form an integral part of the financial statements.

Everbright Digital Holding Limited
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

1.	General information and basis of operation

Everbright Digital Holding Limited is a company incorporated in the Cayman Islands with limited liability. Everbright Digital Holding Limited together with its subsidiaries are defined as the “Company”. As of the date of this report, the Company’s immediate and ultimate parent company is Everbright Digital Global Limited (“Everbright Global”). As of the date of this report, Everbright Global is 100% owned by Mr. Leung Chun Yip (Mr. “Leung”). As of the date of this report, details of the Company and its subsidiaries are as follows:

Name of entity	Date of incorporation	Holding company	Nature of business
Everbright Digital Holding Limited (“Everbright Holding”)	May 18, 2023	Everbright Digital Global Limited	Investment holding
Everbright Digital International Limited (“Everbright International”)	June 1, 2023	Everbright Digital Holding Limited	Investment holding
Hong Kong United Metaverse Limited (“Metaverse”)	March 31, 2021	Everbright Digital International Limited	Electronic Marketing Service

The Company was incorporated on May 18, 2023 and 50,000 Ordinary Shares were acquired by Everbright Global on the same day. On April 26, 2024, for the ease of future capital restructuring in preparing the initial public offering, 49,900 Ordinary Shares of US$1 each were surrendered by the holding company, Everbright Global, to the Company without consideration. On May 8, 2024, pursuant to a Reorganization Agreement, the Company, through Everbright International, acquired 100% interest in Metaverse by the issue of 1 Ordinary Share of US$1 to Everbright Global as considerations.

On June 1, 2023, the Company set up its wholly-owned subsidiary Everbright International as an intermediary holding company.

Metaverse was incorporated on March 31, 2021 with 1 Ordinary Share of HK$1 and was wholly owned by Mr. Leung. On May 8, 2024, pursuant to the Reorganization Agreement, Mr. Leung disposed of his entire interest in Metaverse to Everbright International as mentioned above.

On December 30, 2024, 619 Ordinary Shares were allotted and issued to Everbright Global at par value of US$1.0 each. On the same day, pursuant to a share subscription agreement between the Company and 6 other subscribers, (the “Subscribers”), 280 Ordinary Shares were allotted and issued to the Subscribers for a total consideration of HK$2,800,000 (approximately US$358,046). All these Ordinary Shares rank pari-passu with the exiting shares in all respects.

On January 20, 2025, the Company authorized a share split, changing its share capital from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$50,000 divided into 1,250,000,000 shares of a par value of US$0.00004 each. Under the share split, each ordinary share of the Company was sub-divided to 25,000 ordinary shares of the Company.

Thereafter, there were a total of 25,000,000 Ordinary Shares in issue and outstanding in the share capital of the Company.

As of the December 31, 2024 the Company’s shareholders are as follows:

Name of shareholder	Percentage of interest
Everbright Digital Global Limited	72.00
Voyage Advisors Limited	4.90
Value Global Gain Limited	4.90
Real Treasure Corporation Limited	4.60
Mighty Leader Capital Limited	4.60
Well Fortune Industries Limited	4.70
Emperor Victory Capital Limited	4.30

Metaverse have been providing marketing services. During the periods covered in these consolidated financial statements, the control of the entities has remained consistent, with Dr. Leung always exercising control. Consequently, the combination has been considered as a corporate restructuring (“Reorganization”) of entities under common control. In compliance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods during which they were under common control. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

The consolidation of Everbright Digital Holding Limited and its subsidiaries has been accounted for at historical cost and prepared as if the aforementioned transactions had been effective from the beginning of the first period presented in the accompanying consolidated financial statements.

2.	Significant accounting policies

Basis of Presentation and Consolidation — The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”), and include the accounts of the Company and its consolidated and wholly owned subsidiaries. The consolidated financial statements reflect the elimination of all significant inter-company accounts and transactions.

Use of Estimates — The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Cash and Cash Equivalents — Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Hong Kong government provides a guarantee for deposits held in each bank up to HK$500,000 (approximately $63,939). As a result, an amount of $ 325,712 is not covered by this guarantee.

Property and Equipment — Property and equipment included computer equipment and are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets at the following rate:

Computer equipment	5 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets — We evaluate our long-lived assets, including property, plant and equipment, intangible assets and right-of-use assets — operating lease with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. There were no impairment recognised for the years ended December 31, 2024 and 2023.

Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are carried at the original invoiced amount. Accounts receivable are reviewed for impairment on a quarterly basis and are presented net of an allowance for expected credit losses. The allowance for expected credit losses is estimated based on the Company’s analysis of amounts due, historical delinquencies and write-offs, and current economic conditions, together with reasonable and supportable forecasts of short-term economic conditions. The allowance for expected credit losses is recognized in net income (loss) and any adjustment to the allowance for expected credit losses is recognized in the period in which it is determined. Write-offs of accounts receivable, together with associated allowances for expected credit losses, are recognized in the period in which balances are deemed uncollectible. The Company does not have a history of significant write-offs. As of December 31, 2024 and 2023, the total allowance for expected credit losses on the Company’s accounts receivable were $4,834 and nil.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition — The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company is providing marketing related services and the service offered by the Company mainly comprise the following:

1. Provision of virtual reality and/or augmented reality modules

2. Total solution

3. Consultancy and market research

1.	Provision of virtual reality and/or augmented reality modules

The Company is engaged to provide virtual reality and/or augmented reality modules to its customers for their use in marketing campaigns.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs the modules based on clients’ specific needs which require the Company to perform services including design and development. These services also require significant customization. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the modules were delivered.

2.	Total solution

The Company also provide total solutions to its customers, which include design and development of various intellectual property products and marketing material.

The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when design and development of the intellectual properties and marketing materials are accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the total marketing solutions were delivered and accepted by customers.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation.

3.	Consultancy and market research

In certain circumstances, the Company is engaged to provide time to time advisory, consultancy and research services in marketing over the term of the contract. The contract sum is amortized over to contractual term. Proceeds from progress billing is recorded in deferred revenue.

Leases — Under ASC Top 842, ”Leases”, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease — right to use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets.

As permitted under ASU Topic 842, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Foreign Currency Translation — The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2024	2023
US$ to HK$ Year End	7.82	7.82
US$ to HK$ Average Rate	7.82	7.82

Comprehensive income/loss — Comprehensive income/loss includes net gain/loss and cumulative foreign currency translation adjustments and is reported in the Consolidated Statement of Comprehensive Income or Loss.

Pension Obligations — The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units — As of December 31, 2024, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in t the provision of marketing services in Hong Kong.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Company as a whole.

Earnings Per Share — Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of ordinary shares and potentially dilutive ordinary share equivalents, including stock options and warrants. As at December 31, 2023 and 2024, the Company had no financial instruments that are dilutive.

Commitments and Contingencies — Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities.

Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

Fair Value Measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

Related parties — We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

New accounting standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance became effective for the Company beginning January 1, 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

3.	Accounts receivable

	At December 31,
	2024	2023
Total accounts receivable	$918,926	$637,647
Allowance	(4,834)	—
	$914,092	$637,647

The management reviewed the payment histories of the customers and the aging receivables that there were no histories of overdue. The allowance recognized during the year ended December 31, 2024 was US$4,834 (2023: Nil)

4.	Property, plant and equipment, net

	At December 31,
	2024	2023
Computer equipment	$95,228	$7,632
Accumulated depreciation	(4,906)	(1,920)
	$90,322	$5,712

Depreciation included in:

	Years ended December 31,
	2024	2023
Administrative expense	$2,986	$1,330

5.	Intangible assets, net

	At December 31,
	2024	2023
Acquired software	$419,722	$419,722
Accumulated depreciation	(163,760)	(79,816)
	$255,962	$339,906

During the year ended December 31, 2022, the Company acquired 2 batches of software from an independent third party software developer amounted to US$178,553 to support the Company’s augment reality marketing projects. In early 2023, to cope with the Company’s expansion, the Company further acquired 2 batches of software amounted to US$241,169.

Amortization included in:

	Years ended December 31,
	2024	2023
Cost of sales	$83,944	$70,247

Acquired software was amortized over five years. Estimated annual amortization expense related to acquired software is set out below:

2025	83,944
2026	83,944
2027	83,944
2028	4,130
$255,962

6.	Lease

The Company has operating lease for office from its related party. The Company’s leases has remaining lease term of 1 year.

As of December 31, 2024, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company’s operating leases.

	As of December 31,
Right-of-use asset – operating lease	2024	2023
Cost	$-	$87,093
Accumulated amortisation	-	(42,271)
Total lease cost	$-	$44,822

	Years ended December 31,
Other information	2024	2023
New right-of-uses asset – operating lease and lease liabilities recognized	$-	$87,093
Cash paid for amounts included in the measurement of operating lease liabilities	46,036	46,036
Weighted-average remaining lease term – operating leases	-	1 years
Weighted-average discount rate – operating leases	-%	5.875

7.	Revenue

An analysis of revenue is set out below:

	Years ended December 31,
	2024	2023
Revenue recognised at point in time
3D and Augment Reality	$1,204,348	$2,233,309
Total solutions	1,332,609	355,978
Miscellaneous	4,253	6,022

Revenue recognised over time
Consultancy and market research	220,588	230,179
	$2,761,798	$2,825,488

8.	Cost of revenue

An analysis of revenue is set out below:

	Years ended December 31,
	2024	2023
Subcontracting charges	$853,092	$1,119,286
Depreciation and amortization	83,944	70,247
Salaries	197,890	80,243
	$1,134,926	$1,269,776

9.	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company and its subsidiary, Everbright International, are domiciled in the Cayman Islands and the British Virgin Islands respectively. Both companies currently enjoy permanent income tax holidays; accordingly, both companies do not accrue for income taxes.

The Company’s operating subsidiary, Metaverse incorporated in Hong Kong is subject to an income tax rate of 8.25% for first HK$2,000,000 assessable profits and 16.5% for the assessable profits thereafter.

	Years ended December 31,
Provision for income tax	2024	2023
Current
Hong Kong	$151,155	$128,700

Deferred
Hong Kong	(13,765)	28,347
Total	$137,390	$157,047

Numerical reconciliation of income tax expenses to prima facie tax payable:

	Years ended December 31,
	2024	2023
Profit before income tax	$516,820	$1,082,610

Tax effect at the Hong Kong profits tax rate of 16.5%	$85,275	$178,631
Tax effect of preferential tax rate	(21,100)	(20,595)
Tax effect of non-assessable income	(153)	(605)
Tax effect of non-deductible expenses	73,560	-
Tax effect of tax rebate	(192)	(384)

Total	$137,390	$157,047

	Years ended December 31,
Effective income tax rate (%)		2023
Effective income tax rate – Hong Kong	26.58%	14.51%

There were no material unrecognized temporary differences and unsettled tax position.

The components of deferred tax assets their movements were as follows:

	Property, plant and equipment	Intangible assets	Total
Balance as of January 1, 2023	$798	$27,882	$28,680

Charged to statement of operations	144	28,203	28,347

Balance as of December 31, 2023	$942	$56,085	$57,027

Charged to statement of operations	86	(13,851)	(13,765)

Balance as of December 31, 2024	$1,028	$42,234	$43,262

10.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

11.	Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

	Years ended December 31,
	2024	2023
Interest	$—	$—
Income taxes	$—	$—

Non-cash transactions:

On May 18, 2023, the Company issued 50,000 ordinary shares of US$1 each to its holding company by debiting US$50,000 due from immediate holding company, without any cash inflows.

12.	Related party transactions

During 2024, the Company had the following related party transactions:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$46,036	A company controlled by the spouse of the Company’s controlling shareholder	Operating lease payments.

As of December 31, 2024, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Everbright Digital Global Limited	$50,000	Immediate holding company	Unsecured interest free current account receivable, repayable on demand

During 2023, the Company had the following related party transactions:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$46,036	A company controlled by the spouse of the Company’s controlling shareholder	Operating lease payments.

As of December 31, 2023, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$7,673	A company controlled by the spouse of the Company’s controlling shareholder	Rental deposits paid
Everbright Digital Global Limited	$50,000	Immediate holding company	Unsecured interest free current account receivable, repayable on demand
Wai Fung Investment International Group	$53,708	A partnership established by the Company’s controlling shareholder and his mother, an executive director of the Company	Unsecured interest free current account payable, repayable on demand

The above transactions were not in arms length transactions that the related party is considered providing favors to the Company. As the balances were repayable on demand, there was no imputed interest concerned.

13.	Concentration and risks

The Company is not exposed to significant financial risks other than the concentration risk, which is analysed as follows:

Customers

Customers who accounted for 10% or more of the Company’s revenues or with significant outstanding receivables are analysed as follows:

	Revenue for years ended December 31,		Balance as of December 31,
	2024	2023	2024	2023
Customer A	—%	8.15%	—%	24.07%
Customer B	16.25	13.09	33.95	—
Customer C	—	10.09	—	—
Customer D	—	9.41	—	16.85
Customer E	—	9.14	—	18.24
Customer F	—	8.55	—	17.94
Customer G	—	8.23	—	16.90
Customer H	18.09	—	9.13	—
Customer I	6.11	—	10.02	—
Customer J	10.96	—	18.31	—
Customer K	8.08	—	13.86	—
	59.49%	66.66%	85.27%	94.00%

14.	Equity

Ordinary Shares

The Company was established under the laws of Cayman Islands (the Cayman law) on May 18, 2023 with authorized share of 50,000 ordinary shares of par value US$1 each.

Upon incorporation, 1 ordinary share of US$1 was issued a par.

On the same date, the Company 49,999 shares of US$1 each were issued at par. All these ordinary shares rank pari-passu with the exiting share in all respect.

The total considerations US$50,000 was outstanding from the immediate holding company, which was presented as a deduction from equity.

As of the December 31, 2024, 50,000 ordinary shares were issued and outstanding.

On April 26, 2024, for the ease of future capital restructuring in preparing the initial public offering, 49,900 ordinary shares of US$1 each that were surrendered by the holding company, Everbright Global back to the Company without considerations.

On December 30, 2024, 619 Ordinary Shares were allotted and issued to Everbright Global at par value of US$1.0 each. On the same day, 280 Ordinary Shares were allotted and issued to the Subscribers for a total consideration of HK$2,800,000 (approximately US$354,427). All these Ordinary Shares rank pari-passu with the exiting shares in all respects.

On January 20, 2025, the Company authorized a share split, changing its share capital from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$50,000 divided into 1,250,000,000 shares of a par value of US$0.00004 each. Under the share split, each ordinary share of the Company was sub-divided to 25,000 ordinary shares of the Company.

Thereafter, there were a total of 25,000,000 Ordinary Shares in issue and outstanding in the share capital of the Company.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the shareholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under the Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive rateably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share rateably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to pre-emptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

15.	Subsequent event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that these consolidated financial statements were available to be issued, there was no subsequent event that required recognition or disclosure.