Form 20-F
period 2025-12-31
Everbright Digital Holding Ltd.
filed 2026-05-04
CIK 2024876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Chun Yip, LEUNG

+(852) 8493 8618

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00064 per share	EDHL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,660,000 Ordinary Shares issued and outstanding as of December 31, 2025.

(Does not reflect the Company’s 1 for 16 reverse share split effected on February 9, 2026)

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

“Amended and Restated Memorandum and Articles of Association” means the third amended and restated memorandum and articles of association of the Company, as adopted by a special resolution passed on September 30, 2025 and effective on February 9, 2026, as amended from time to time.

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

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Controlling Shareholder” means Dr. Leung Chun Yip.

“COVID-19” means the Coronavirus Disease 2019.

“Digital Global” means Everbright Digital Global Limited, a company incorporated in the British Virgin Islands with limited liability.

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

“HKUML”, or “Operating Subsidiary” means Hong Kong United Metaverse Limited, a private company limited by shares incorporated in Hong Kong on March 31, 2021, and a wholly-owned subsidiary of our Company. On May 13, 2022, HKUML changed its name from Hong Kong Zhuhai Technology Company Limited to Hong Kong United Metaverse Limited.

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

“Ordinary Shares” means the ordinary shares of the Company, par value $0.00064 per share.

“PRC” means the People’s Republic of China.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Second Amended and Restated Memorandum and Articles of Association” means the second amended and restated memorandum and articles of association of our Company as adopted by special resolution passed on 10 April 2025 and effective on 10 April 2025, as amended from time to time.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“US$,” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

Everbright Digital Holding Limited is a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$ 7.78 to US$1.00 or an average rate of HK$ 7.80 to US$1.00 for the fiscal year ended December 31, 2025. For the fiscal year ended December 31, 2024, the year-end spot rate of HK$ 7.82 to US$1.00 or an average rate of HK$ 7.82 to US$1.00. On December 31, 2023, the year-end spot rate and average rate for Hong Kong dollars were, respectively, HK$7.82 to US$1.00 and HK$7.82 to US$1.00.

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

On April 21, 2025, the Company closed its initial public offering of 1,500,000 ordinary shares at a public offering price of US$4.00 per share, resulting in gross proceeds of approximately US$6.0 million before deducting underwriting discounts and offering expenses. The Company's ordinary shares began trading on the Nasdaq Capital Market on April 17, 2025, under the ticker symbol "EDHL." Dominari Securities LLC acted as lead underwriter, with Revere Securities as co-underwriter. On May 22, 2025, the underwriters partially exercised their over-allotment option to purchase an additional 160,000 ordinary shares at the public offering price, generating additional gross proceeds of US$640,000.

On September 30, 2025, the Company held its 2025 extraordinary meeting of shareholders, wherein the authorized, issued, and outstanding shares of the Company were to be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 5, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). Following this, the adoption of an amended and restated memorandum and articles of association of the Company, in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company, to reflect the Share Consolidation was also approved.

On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association, providing for (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16, such that every sixteen (16) issued ordinary shares are combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. As a result, the number of issued and outstanding ordinary shares was reduced from 26,660,000 to 1,666,250. The reverse share split became effective on February 9, 2026.

As of the date of this annual report, there are 1,666,275 Ordinary Shares issued and outstanding.

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

Regulations

Transfers of Cash to and from Our Subsidiaries

Everbright Cayman has no operations of its own. It conducts its operations in Hong Kong through its Operating Subsidiary, HKUML. Everbright Cayman may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Everbright Cayman, our holding company incorporated in the Cayman Islands, to our Operating Subsidiary in Hong Kong, our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to Everbright Cayman.

There is no restriction under the Companies Act on the amount of funding that Everbright Cayman may provide to its subsidiary in Hong Kong (i.e., Everbright Cayman to Operating Subsidiary) through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Everbright Cayman. The Operating Subsidiary is also permitted under the laws of Hong Kong, to provide funding to Everbright Cayman, through dividend distributions out of profits available for distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Subsidiary in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to satisfy our debts as they fall due. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Everbright Cayman and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Everbright Cayman and U.S. investors and amounts owed. See “Dividend Policy” on page 76.

We believe the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Everbright Cayman to the Operating Subsidiary or from the Operating Subsidiary to Everbright Cayman, our shareholders and the U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Furthermore, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

Digital International, formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary HKUML subject to certain restrictions laid down in the BVI Business Companies Act 2004 (As Revised) and memorandum and articles of association of Digital International incorporated under the laws of the BVI.

Everbright Cayman, our holding company, since its incorporation on May 18, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to Everbright Cayman. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Everbright Cayman and its subsidiaries, or by the Operating Subsidiary to Everbright Cayman. For the fiscal years ended December 31, 2023, 2024 and 2025, our Operating Subsidiary has not declared any dividends to its then shareholders, before the incorporation of Everbright Cayman.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiary by way of dividend payments. We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 25 for more information.

Regulatory Development in the PRC

We are a holding company incorporated in the Cayman Islands with all of the operations conducted by our Operating Subsidiary in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe that the PRC laws and regulations on cybersecurity, data security, and the oversight and control over overseas securities offerings do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Cybersecurity Review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business in the future.

Our Operating Subsidiary may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business, operations, given that (i) our Operating Subsidiary is incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiary will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiary was incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of the date of this annual report, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we do not believe we are covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or Approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant PRC government authorities issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, we have no operations in Mainland China. Our Operating Subsidiary is located, and operates, in Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes us. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

We have relied on the opinion of Khoo & Co., our counsel as to the laws of Hong Kong, that based on their understanding of the current Hong Kong laws, as of the date of this annual report, Everbright Cayman and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the United States and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this annual report, apart from business registration certificates, Everbright Cayman and our Operating Subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. As of the date of this annual report, apart from business registration certificates, our Hong Kong Operating Subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Hong Kong Operating Subsidiary has received all requisite permissions or approvals from the Hong Kong authorities to operate their business in Hong Kong, including but not limited to their business registration certificates.

As of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, we have relied on the opinion of Khoo & Co., our counsel as to the laws of Hong Kong, that pursuant to the Basic Law of Hong Kong, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including rules and regulations established by the CAC and the CSRC, do not apply to our businesses in Hong Kong.

Based on such opinion, we are of the view that the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings are subject to this regulation; and (ii) our Operating Subsidiary was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We believe that Everbright Cayman and our Operating Subsidiary, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Uncertainties still exit, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in Mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Holding Foreign Companies Accountable Act

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

Our auditor, OneStop Assurance PAC (“OneStop”), the independent registered public accounting firm, headquartered in Singapore, that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with applicable professional standards. OneStop is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection in July 2023 and inspection report released in July 2023.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Our Securities — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 32 of this annual report.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves risks. The risks summarized below are qualified by reference to "Risk Factors" beginning on page 9 of this annual report, which you should carefully consider before making a decision to purchase Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment.

We face numerous risks that could materially affect our business, results of operations or financial condition. These risks include but are not limited to the following:

Risks Related to Doing Business in the Jurisdictions in which We Operate

●	All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See more detailed discussion of this risk factor on page 14 of this annual report.

●	Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of Mainland China which may become applicable to Hong Kong and thus to company such as us. See more detailed discussion of this risk factor on page 15 of this annual report.

●	Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations conducted in Hong Kong by its subsidiary. See more detailed discussion of this risk factor on page 15 of this annual report.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list or continue to be listed on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors. See more detailed discussion of this risk factor on page 16 of this annual report.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 16 of this annual report.

●	The approval of the China Securities Regulatory Commission is not required in connection with this annual report, but we cannot guarantee that it will not be required in the future. See more detailed discussion of this risk factor on page 17 of this annual report.

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 18 of this annual report.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries. See more detailed discussion of this risk factor on page 19 of this annual report.

●	Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations. See more detailed discussion of this risk factor on page 19 of this annual report.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 20 of this annual report.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the Nasdaq Capital Market and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 21 of this annual report.

Risks Relating to Our Corporate Structure

●	Our corporate actions are substantially controlled by our Controlling Shareholder, Dr. Leung Chun Yip, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a "controlled company" and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See more detailed discussion of this risk factor on page 24 of this annual report.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See more detailed discussion of this risk factor on page 25 of this annual report.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws. See more detailed discussion of this risk factor on page 26 of this annual report.

Risks Related to Our Business and Industry

●	The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations. See more detailed discussion of this risk factor on page 26 of this annual report.

●	We have derived a substantial portion of our revenue from sales to a limited number of customers, which may expose us to risks relating to customer concentration. See more detailed discussion of this risk factor on page 27 of this annual report.

●	We have derived a substantial portion of our balance of accounts from one supplier, which may expose us to risks relating to supplier concentration. See more detailed discussion of this risk factor on page 27 of this annual report.

●	We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance. See more detailed discussion of this risk factor on page 28 of this annual report.

●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter. See more detailed discussion of this risk factor on page 28 of this annual report.

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements. See more detailed discussion of this risk factor on page 28 of this annual report.

●	Our reputation and profitability may be adversely affected if there are major failures or malfunctions in our marketing and information technology solutions sold to our customers. See more detailed discussion of this risk factor on page 29 of this annual report.

●	We enter service agreements with our customers. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or cannot receive final payments, which would lower our revenue and harm our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 29 of this annual report.

●	We are exposed to the credit risks of our customers. See more detailed discussion of this risk factor on page 29 of this annual report.

●	We face intense competition in metaverse and digital entertainment industry, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted. See more detailed discussion of this risk factor on page 30 of this annual report.

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19. See more detailed discussion of this risk factor on page 30 of this annual report.

●	We may be affected by an outbreak of other infectious diseases. See more detailed discussion of this risk factor on page 31 of this annual report.

●	We are exposed to risks arising from fluctuations in foreign currency exchange rates. See more detailed discussion of this risk factor on page 31 of this annual report.

●	We are subject to environmental, health, and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations. See more detailed discussion of this risk factor on page 31 of this annual report.

●	Our insurance policies may be inadequate to cover our assets, operations, and any loss arising from business interruptions. See more detailed discussion of this risk factor on page 31 of this annual report.

●	The success of our business is largely tied to the strength and reputation of our brand. If we fail to uphold and improve our brand and reputation, it could significantly and negatively impact the level of consumer recognition and trust in our services. See more detailed discussion of this risk factor on page 31 of this annual report.

●	We are exposed to risks with respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions, and other uncontrollable events. See more detailed discussion of this risk factor on page 32 of this annual report.

●	If our business becomes constrained by changing legal and regulatory requirements, our operating results will suffer. See more detailed discussion of this risk factor on page 32 of this annual report.

●	Our business is subject to risks generally associated with the metaverse and digital entertainment industry. See more detailed discussion of this risk factor on page 32 of this annual report.

Risks Related to Our Securities

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See more detailed discussion of this risk factor on page 32 of this annual report.

●	We may not maintain the listing of our Ordinary Shares on Nasdaq which could limit investors' ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions. See more detailed discussion of this risk factor on page 34 of this annual report.

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors. See more detailed discussion of this risk factor on page 35 of this annual report.

●	Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. See more detailed discussion of this risk factor on page 35 of this annual report.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline. See more detailed discussion of this risk factor on page 36 of this annual report.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. See more detailed discussion of this risk factor on page 36 of this annual report.

●	Short selling may drive down the market price of our Ordinary Shares. See more detailed discussion of this risk factor on page 36 of this annual report.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences. See more detailed discussion of this risk factor on page 36 of this annual report.

●	Our Controlling Shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions. See more detailed discussion of this risk factor on page 37 of this annual report.

●	As a "controlled company" under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See more detailed discussion of this risk factor on page 37 of this annual report.

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. See more detailed discussion of this risk factor on page 38 of this annual report.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See more detailed discussion of this risk factor on page 38 of this annual report.

●	Certain judgments obtained against us or our auditor by our shareholders may not be enforceable. See more detailed discussion of this risk factor on page 39 of this annual report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See more detailed discussion of this risk factor on page 39 of this annual report.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. See more detailed discussion of this risk factor on page 39 of this annual report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us. See more detailed discussion of this risk factor on page 40 of this annual report.

●	Our compensation of directors and officers may not be publicly available. See more detailed discussion of this risk factor on page 40 of this annual report.

●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq. See more detailed discussion of this risk factor on page 40 of this annual report.

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

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises” and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On February 24, 2023, the CSRC published Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules”, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Mainland China and controlled by companies or individuals of Mainland China to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), for public opinion, and if they become law, will require mainland China-based companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three (3) working days after making initial applications with overseas security exchanges for initial public offerings and listings. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in mainland China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

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

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as a food trading hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a food trading hub in Asia, the demand for food export or re-export from Hong Kong and thus our business, financial conditions and results of operations, may be adversely affected. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2022 and 2023, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this annual report. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this annual report, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

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

Risks Relating to Our Corporate Structure

Our corporate actions are substantially controlled by our Controlling Shareholder, Dr. Leung Chun Yip, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders

As of the date of this annual report, Dr. Leung Chun Yip beneficially owns 67.52% of our total issued and outstanding Ordinary Shares, representing 67.52% of the total voting power. Accordingly, Dr. Leung Chun Yip will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions.

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

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. For the year ended December 31, 2023, two customers accounted for 13.09% and 10.09% of our total revenues. For the year ended December 31, 2024, three customers accounted for 16.25%, 12.73% and 10.96% of our total revenues. For the year ended December 31, 2025, seven customers accounted for 20.22%, 20.02%, 12.52%, 11.48%, 10.98%, 10.94% and 10.09% of our total revenues No other customer accounts for more than 10% of our revenues for the years ended December 31, 2023, 2024, and 2025 respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects:

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

During the years ended December 31, 2023, 2024 and 2025, we engaged a diverse range of services from over ten suppliers. These services included, but were not limited to, various design work, content creation, virtual reality scenario development, augmented reality implementation, and video production. As of December 31, 2023 we have settled the outstanding account payable to the majority of our suppliers and one supplier accounted for 100% of the total balance of accounts payable, with an amount of US$49,719. This balance, incurred at year-end, was accrued for the provision of 3D simulation design and construction services. As of the date of this annual report, the accounts payable with this supplier have been settled. As of December 31, 2024 and 2025, we have no outstanding account payable to our suppliers. Although we continually seek to diversify our supplier base, we cannot assure you that we will be able to continue doing business with the same suppliers, given that our dependence on a limited number of suppliers exposes us to risks of substantial losses should our suppliers reduces or ceases business collaboration with us. It may not be possible for us to accurately predict the future supply from our suppliers, and it may fail to maintain relationships with our major suppliers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and we are unable to attract new suppliers in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

In the years ended December 31, 2023, 2024, and 2025 we recorded revenue of US$2,825,488, US$2,761,798 and US$1,862,231 respectively. Revenue decreased slightly 2.3% from US$2,825,488 in 2023 to US$2,761,798. Revenue decreased slightly 32.6% from US$2,761,798 in 2024 to US$1,862,231 in 2025. Our total number of corporate customers increased from 18 in the year ended December 31, 2023 to 21 in the year ended December 31, 2024 and decreased to 10 in the year ended December 31, 2025. However, our business has been operating at its current scale and scope for a relatively short period of time. Therefore, our past performance should not be used as a reliable indicator of our future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include the difficulties in financial planning due to the limited historical data that is relevant to our business’s current scale and scope, and the uncertainties that arise from having a relatively short timeframe to implement and evaluate our business strategies compared to companies with longer operating histories.

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

We extend credit terms to some of our customers. As of December 31, 2024, four customers accounted for 33.95%, 18.31%, 13.86% and 10.02% of the total balance of accounts receivable. As of December 31, 2025, six customers accounted for 19.61%, 13.16%, 12.5%, 11.94%, 10.78% and 10.25% of the total balance of accounts receivable. Our average accounts receivable turnover days were approximately 51 days, 103 days and 209 days for the financial years ended December 31, 2023, 2024 and 2025, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations, or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended December 31, 2023, the financial year ended December 31, 2024, the financial year ended December 31, 2025, and as of the date of this annual report, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

During the fiscal years ended December 31, 2023, the COVID-19 pandemic has resulted in a material adverse impact on our business operations and financial conditions. However, as of the date of this annual report, there is no longer an impact of COVID-19 on our business operations and financial conditions.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - Passive Foreign Investment Company Considerations.”

Our Controlling Shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report, our largest shareholder, Dr. Leung Chun Yip, owns an aggregate of 1,125,000 Ordinary Shares, approximately 67.52% of our issued and outstanding Ordinary Shares. Accordingly, our Controlling Shareholder could have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Amended and Restated Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our Controlling Shareholder may differ from the interests of our other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

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

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or our Controlling Shareholder than they would as shareholders of a company incorporated in a U.S. State. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations - Differences in Corporate Law.”

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

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

On April 21, 2025, the Company closed its initial public offering of 1,500,000 ordinary shares at a public offering price of US$4.00 per share, resulting in gross proceeds of approximately US$6.0 million before deducting underwriting discounts and offering expenses. The Company's ordinary shares began trading on the Nasdaq Capital Market on April 17, 2025, under the ticker symbol "EDHL." Dominari Securities LLC acted as lead underwriter, with Revere Securities as co-underwriter. On May 22, 2025, the underwriters partially exercised their over-allotment option to purchase an additional 160,000 ordinary shares at the public offering price, generating additional gross proceeds of US$640,000.

On September 30, 2025, the Company held its 2025 extraordinary meeting of shareholders, wherein the authorized, issued, and outstanding shares of the Company were to be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 5, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). Following this, the adoption of an amended and restated memorandum and articles of association of the Company, in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company, to reflect the Share Consolidation was also approved.

On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association, providing for (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16, such that every sixteen (16) issued ordinary shares are combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. As a result, the number of issued and outstanding ordinary shares was reduced from 26,660,000 to 1,666,250. The reverse share split became effective on February 9, 2026.

As of the date of this annual report, there are 1,666,275 Ordinary Shares issued and outstanding.

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

Recent Developments

2025 Extraordinary General Meeting of Shareholders

On September 30, 2025, the Company held its 2025 extraordinary meeting of shareholders, wherein the authorized, issued, and outstanding shares of the Company were to be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 5, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). Following this, the adoption of an amended and restated memorandum and articles of association of the Company, in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company, to reflect the Share Consolidation was also approved.

February 2026 Reverse Share Split

On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association, providing for (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16, such that every sixteen (16) issued ordinary shares are combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. As a result, the number of issued and outstanding ordinary shares was reduced from 26,660,000 to 1,666,250. The reverse share split became effective on February 9, 2026.

Board of Directors Changes

On March 6, 2026, Ms. Chan Po Yu resigned from her position as an independent non-executive director of the Company, effective immediately. Ms. Chan's resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. Following Ms. Chan's resignation, the Board appointed Ms. Gan Shaoling as interim chairwoman of the Audit Committee and as the Audit Committee financial expert, and appointed Mr. Lu Runhua to the Audit Committee as an interim replacement member. On April 13, 2026, the Board appointed Mr. Gong Yushan as an independent non-executive director of the Company, effective immediately. Mr. Gong brings experience in corporate strategy, business consulting, and enterprise management across the healthcare, biotechnology, and education sectors. The Board has determined that Mr. Gong qualifies as an independent director under the Nasdaq listing rules and Rule 10A-3 under the Securities Exchange Act of 1934. Mr. Gong has been appointed to serve on the Audit Committee and Compensation Committee. As of the date of this annual report, the Board consists of seven directors: Dr. Leung Chun Yip (Chief Executive Officer), Mr. Tang Chak Ming, Mr. Lau Sek Kin, Ms. Gan Shaoling, Mr. Lu Runhua, Mr. Wan Chun Lap, and Mr. Gong Yushan.

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

We have achieved substantial growth while stabilizing at elevated revenue levels during the past three financial years. In the years ended December 31, 2023, 2024 and 2025, we recorded revenue of US$2,825,488, US$ 2,761,798 and US$1,862,231, respectively. For the years ended December 31, 2023 and 2024, we recorded net profit margins of 32.8%, 13.7%, respectively. For the year ended December 31, 2025, we recorded net loss of US$2,246,178. We serve customers ranging from small and medium-sized businesses to sizeable regional conglomerates. Since the commencement of our business operations in 2021 through our subsidiary, HKUML, we have served over 20 corporate customers from a diverse array of industries, including real estate developers, concert organizers, and public charitable organizations to serve both their domestic and overseas customers. According to the China Insights Consultancy Report, the market we operate in, i.e. the Hong Kong’s digital marketing solution market, is highly fragmented and competitive with over 3,500 participants currently, and is still growing. In recent years, Hong Kong’s marketing solution market has grown steadily in years, though it was temporarily impacted by the COVID-19 pandemic in 2020, from HKD23.0 billion in 2018 to HKD30.4 billion in 2023. Among others, digital marketing solutions saw rapid growth post-pandemic, with the market size reaching HKD15.1 billion in 2023, marking it as the fastest-growing segment within the marketing solution industry. As for the digital marketing solution industry in Hong Kong, there are large digital marketing firms and multinational corporations, and also active participation from many small and medium-sized enterprises. Local digital marketing companies like us play a significant role in the Hong Kong market.

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

We experienced high growth in the provision of 3D and Augmented Reality solutions

As an integrated marketing solutions provider in Hong Kong, we have established a clear competitive advantage through our exceptional performance in the provision of 3D and Augmented Reality services. By seamlessly blending these immersive capabilities into our comprehensive suite of digital marketing solutions, our revenue generated from the provision of 3D and Augmented Reality solutions has experienced remarkable growth from US$634,527 in the year ended December 31, 2022 to US$2,233,309 in the year ended December 31, 2023. This exponential expansion underscores our deep expertise and innovative approach in leveraging 3D and Augmented Reality technologies to drive transformative digital experiences for our clients. Our revenue generated from the provision of 3D and Augmented Reality solutions decreased from US$2,233,309 in the year ended December 31, 2023 to US$1,204,348 in the year ended December 31, 2024 representing a 46.1% decrease. The decrease was due to actively selling our clients other consultancy services on top of pure 3D and Augmented Reality service. Our revenue generated from the provision of 3D and Augmented Reality solutions decreased from US$1,204,348 in the year ended December 31, 2024 to nil in the year ended December 31, 2025 representing a 100.0% decrease. The decrease was due to global economic uncertainty and downward market trends, which prompted potential clients to exercise increased caution regarding their expenditures. This could be evidenced from the increase in our total solutions service discussed below.

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

We will leverage a multi-pronged approach to identify, recruit, and onboard the best and brightest minds in the industry. This will include proactively sourcing candidates with expertise in emerging technologies like 3D modelling, augmented reality, and virtual reality - skillsets that are essential for delivering cutting-edge, metaverse-powered solutions to our clients. Our recruitment efforts will span both local and global talent pools, allowing us to build a diverse, world-class team.

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

Our Business Model

During the years ended December 31, 2023, 2024 and 2025, we derived our revenue primarily from integrated one-stop marketing solutions projects engaged primarily through quotation. Through the projects we designed, organized and managed, our clients can expect to achieve significant brand building and promotional effect to mass public or targeted recipient. The following tables present our revenue and gross profit for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31,
	2025	2024	2023
Sales	$1,862,231	$2,761,798	$2,825,488
Cost of sales	(644,995)	(1,134,926)	(1,269,776)
Gross profit	1,217,236	1,626,872	1,555,712
Other income	52,600	930	605
Selling and marketing expenses	(1,841,859)	—	—
Administrative expense	(2,037,264)	(1,110,982)	(473,707)
(Loss) profit before income tax	(2,609,287)	516,820	1,082,610
Income tax credit (expense)	363,109	(137,390)	(157,047)
(Loss) profit for the year	$(2,246,178)	$379,430	$925,563

Other comprehensive income:
Foreign currency translation adjustment	5,194	—	—
Total other comprehensive income	5,194	—	—
Total comprehensive (loss) income	$(2,240,984)	$379,430	$925,563

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

Our Customers

For the year ended December 31, 2023, two customers accounted for 13.09% and 10.09% of our total revenues. For the year ended December 31, 2024, three customers accounted for 16.25%, 12.73% and 10.96% of our total revenues. No other customer accounts for more than 10% of our revenues for the years ended December 31, 2023, 2024 and 2025. For the year ended December 31, 2025, seven customers accounted for 20.22%, 20.02%, 12.52%, 11.48%, 10.98%, 10.94% and 10.09% of our total revenues.

As of December 31, 2023, five customers accounted for 24.07%, 18.24%, 17.94%, 16.90% and 16.85% of the total balance of accounts receivable. As of December 31, 2024, four customers accounted for 33.95%, 18.31%, 13.86% and 10.02% of the total balance of accounts receivable. As of December 31, 2025, six customers accounted for 19.61%, 13.16%, 12.5%, 11.94%, 10.78% and 10.25% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2023, December 31, 2024, and December 31, 2025, respectively.

Our Suppliers

As of December 31, 2023, we have settled the outstanding account payable to the majority of our suppliers and one supplier accounted for 100% of the total balance of accounts payable. As of December 31, 2024 and 2025, we have no outstanding account payable to our suppliers. No other supplier accounts for more than 10% of our accounts payable as of December 31, 2023, December 31, 2024, and December 31, 2025, respectively.

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

Licenses, Permits and Registrations

HKUML has obtained its business registration certificate. Save for the business registration certificate, HKUML is not required to obtain any licenses and approvals for carrying out its business for the three fiscal years ended December 31, 2023, 2024, and December 31, 2025, and as of the date of this annual report.

Regulations

Transfers of Cash to and from Our Subsidiaries

Everbright Cayman has no operations of its own. It conducts its operations in Hong Kong through its Operating Subsidiary, HKUML. Everbright Cayman may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Everbright Cayman, our holding company incorporated in the Cayman Islands, to our Operating Subsidiary in Hong Kong, our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to Everbright Cayman.

There is no restriction under the Companies Act on the amount of funding that Everbright Cayman may provide to its subsidiary in Hong Kong (i.e., Everbright Cayman to Operating Subsidiary) through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Everbright Cayman. The Operating Subsidiary is also permitted under the laws of Hong Kong, to provide funding to Everbright Cayman, through dividend distributions out of profits available for distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Subsidiary in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to satisfy our debts as they fall due. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Everbright Cayman and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Everbright Cayman and U.S. investors and amounts owed. See “Dividend Policy” on page 76.

We believe the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Everbright Cayman to the Operating Subsidiary or from the Operating Subsidiary to Everbright Cayman, our shareholders and the U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Furthermore, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

Digital International, formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary HKUML subject to certain restrictions laid down in the BVI Business Companies Act 2004 (As Revised) and memorandum and articles of association of Digital International incorporated under the laws of the BVI.

Everbright Cayman, our holding company, since its incorporation on May 18, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to Everbright Cayman. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Everbright Cayman and its subsidiaries, or by the Operating Subsidiary to Everbright Cayman. For the fiscal years ended December 31, 2023, 2024 and 2025, our Operating Subsidiary has not declared any dividends to its then shareholders, before the incorporation of Everbright Cayman.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiary by way of dividend payments. We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 25 for more information.

Regulatory Development in the PRC

We are a holding company incorporated in the Cayman Islands with all of the operations conducted by our Operating Subsidiary in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe that the PRC laws and regulations on cybersecurity, data security, and the oversight and control over overseas securities offerings do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Cybersecurity Review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business in the future.

Our Operating Subsidiary may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business, operations, given that (i) our Operating Subsidiary is incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiary will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiary was incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of the date of this annual report, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we do not believe we are covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or Approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant PRC government authorities issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, we have no operations in Mainland China. Our Operating Subsidiary is located, and operates, in Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes us. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

We have relied on the opinion of Khoo & Co., our counsel as to the laws of Hong Kong, that based on their understanding of the current Hong Kong laws, as of the date of this annual report, Everbright Cayman and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the United States and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this annual report, apart from business registration certificates, Everbright Cayman and our Operating Subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. As of the date of this annual report, apart from business registration certificates, our Hong Kong Operating Subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Hong Kong Operating Subsidiary has received all requisite permissions or approvals from the Hong Kong authorities to operate their business in Hong Kong, including but not limited to their business registration certificates.

As of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, we have relied on the opinion of Khoo & Co., our counsel as to the laws of Hong Kong, that pursuant to the Basic Law of Hong Kong, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including rules and regulations established by the CAC and the CSRC, do not apply to our businesses in Hong Kong.

Based on such opinion, we are of the view that the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings are subject to this regulation; and (ii) our Operating Subsidiary was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We believe that Everbright Cayman and our Operating Subsidiary, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Uncertainties still exit, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in Mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Holding Foreign Companies Accountable Act

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

Our auditor, OneStop Assurance PAC (“OneStop”), the independent registered public accounting firm, headquartered in Singapore, that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with applicable professional standards. OneStop is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection in July 2023 and inspection report released in July 2023.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Our Securities — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 32 of this annual report.

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

In the years ended December 31, 2024 and 2025, we recorded revenue of US2,761,798 and US$1,862,231, respectively. For the same periods, we recorded gross profit (revenue minus cost of revenue) of US$1,626,872 and US$1,217,236, respectively, representing a 25.2% decrease for the same periods. Over the same periods, we recorded gross profit margins of 58.9% and 65.4%, respectively. For the same periods, we recorded net profit margins of 13.7% and net loss margins of 120.6%, respectively. We serve customers ranging from small and medium-sized businesses to sizeable regional conglomerates. Since the commencement of our business operations in 2021 through our subsidiary, HKUML, we have served over 20 corporate customers from a diverse array of industries, including real estate developers, concert organizers, and public charitable organizations to serve both their domestic and overseas customers. According to the China Insights Consultancy Report, the market we operate in, i.e. the Hong Kong’s digital marketing solution market, is highly fragmented and competitive with over 3,500 participants currently, and is still growing. In recent years, Hong Kong’s marketing solution market has grown steadily. As for the digital marketing solution industry in Hong Kong, there are large digital marketing firms and multinational corporations, and also active participation from many small and medium-sized enterprises. Local digital marketing companies like us play a significant role in the Hong Kong market.

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

Results of operation

The following financial data are derived from, and should be read in conjunction with, our audited financial statements for the years ended December 31, 2025, and 2024:

A summary of the Company’s operating results for the years ended December 31, 2025, and 2024 are as follows:

	For the years ended
	2025	2024	Change
	US$	US$	US$	%
Sales	1,862,231	2,761,798	(899,567)	(32.6)
Cost of sales	(644,995)	(1,134,926)	489,931	(43.2)
Gross profit	1,217,236	1,626,872	(409,636)	(25.2)
Other income, net	52,600	930	51,670	5555.9
Selling and marketing expenses	(1,841,859)	—	(1,841,859)	100.0
Administrative expense	(2,037,264)	(1,110,982)	(926,282)	83.4
(Loss) profit before tax	(2,609,287)	516,820	(3,126,107)	(604.9)
Income tax credit (expense)	363,109	(137,390)	500,499	(364.3)
(Loss) profit for the year	(2,246,178)	379,430	(2,625,608)	(692.0)

Sales

An analysis of sales is as follows:

	For the years ended
	2025		2024		Change
	US$	%	US$	%	US$	%
Virtual reality and Augmented Reality	—	—	1,204,348	43.6	(1,204,348)	(100.0)
Total solutions	1,846,277	99.1	1,332,609	48.3	513,668	38.5
Consultancy and market research	—	—	220,588	8.0	(220,588)	(100.0)
Miscellaneous	15,954	0.9	4,253	0.1	11,701	275.1
Total	1,862,231	100.0	2,761,798	100.0	(899,567)	(32.6)

The revenue from provision of Virtual reality and Augmented Reality solutions for property development and other commercial applications decreased from US$1,204,348 for the years ended December 31, 2024 to nil for years December 31, 2025, the decrease was due to (i) global economic uncertainty and downward market trends, which prompted potential clients to exercise increased caution regarding their expenditures. The high costs associated with developing Virtual reality services further constrained the Company’s ability to engage new customers during this period and (ii) we actively sell our clients other consultancy services on top of pure Virtual reality and Augmented Reality service. This could be evidence from the increase in our total solutions service discussed below.

On top of the Virtual reality and Augmented reality, some customers would also request other services like design of intellectual property and websites, consultancy and market research; and social media management. Some clients required a total solution using the above services. The revenue from total solutions increased by 38.5% from US$1,332,609 for years ended December 31, 2024, to US$1,846,277 for the years ended December 31, 2025, we aimed to better serve our clients and establish market recognition through the provision of comprehensive solutions. By actively offering additional consultancy services alongside our core 3D and Augmented Reality offerings, the Company has enhanced its value proposition. As a result, customer referrals from existing clients contributed to the significant increase in revenue from total solutions services.

Some of our customers entered into retainer contracts with the Company that they required our consultancy and market research services from time to time over the term of the contracts. Our revenue from such consultancy and market research services decreased from US$220,588 for the years ended December 31, 2024, to nil for the years ended December 31, 2025. The decrease is mainly due to a shift in client demand away from our consultancy services, and strategic changes within the clients' businesses that reduced their need for external market research and advisory support during this period.

Cost of sales

An analysis of cost of sales is as follows:

	For the years ended
	2025		2024		Change
	US$	%	US$	%	US$	%
Subcontracting charges	395,096	61.3	853,092	75.2	(457,996)	(53.7)
Depreciation and amortization	172,318	26.7	83,944	7.4	88,374	105.3
Salaries	77,581	12.0	197,890	17.4	(120,309)	(60.8)
Total	644,995	100.0	1,134,926	100.0	(489,931)	(43.2)

To minimize staff cost for downtime, the Company outsourced the coding, design and public relationship work to independent third parties. Subcontracting charges decreased by 53.7% from US$853,092 for the years ended December 31, 2024, to US$395,096 for the years ended December 31, 2025, the decrease is in line with the decrease in revenue.

Depreciation and amortization increased by 105.3% from US$83,944 for the years ended December 31, 2024, to US$172,318 for the years ended December 31, 2025, this increase primarily reflects the depreciation and amortization of hardware and software incurred in support of ongoing business operations. The increase of the depreciation and amortization was mainly due to the completion of the development of software including mobile application and simulations in order to provide more comprehensive and good quality service to customers.

Salaries decreased from US$197,890 for the years ended December 31, 2024, to US$77,581 for the years ended December 31, 2025, as some operating staffs resigned with no corresponding headcount replacements made to fill the vacancies.

Gross profit and gross margin

	For the years ended
	2025	2024	Change
	US$	US$	US$	%
Gross profit	1,217,236	1,626,872	(409,636)	(25.2)
Gross margin	65.4%	58.9%		6.5

The gross margin increased from 58.9% for the years ended December 31, 2024, to 65.4% for the years ended December 31, 2025 as decrease in the Company’s cost of revenue was greater than the decrease in revenue, it was mainly due to the Company also negotiates with subcontractors to retain minimal subcontractor and a more competitive package to cope with ongoing projects in order to minimize the cost.

Selling and marketing expenses

Our selling and marketing expenses incurred of US$1,841,859 for the years ended December 31, 2025, it primarily comprises (i) IT marketing solutions tailored to meet clients’ specific requirements within the context of emerging media formats, and (ii) traditional advertising activities, including placing advertisements in newspapers and associated social media platforms for market expansion and rebranding.

Administrative expense

Our administrative expenses primarily consist of (i) staff cost; (ii) professional fee; (iii) office rental, (iv) entertainment and (v) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2025, and 2024:

	For the years ended
	2025		2024		Change
	US$	%	US$	%	US$	%
Salaries and allowance	386,366	19.0	438,761	39.5	(52,395)	(11.9)
Professional fees	460,563	22.6	439,254	39.5	21,307	4.9
Office rental	46,179	2.2	46,036	4.1	143	0.3
Entertainment	5,856	0.3	107,737	9.7	(101,881)	(94.6)
Leasehold improvement	559,536	27.5	-	-	559,536	100.0
Provision of expected credit losses	486,558	23.9	4,834	0.4	481,724	9965.8
Miscellaneous	92,206	4.5	74,360	6.7	17,846	24.0
Total	2,037,264	100.0	1,110,982	100.0	926,282	83.4

Salaries and allowance decrease by 11.9% from US$438,761 for the year ended December 31, 2024, to US$386,366 for the year ended December 31, 2025, the decrease was mainly due to the resignation of certain administrative and supportive staffs with higher month salary during the year.

Professional fees increased by 4.9% from US$439,254 for the year ended December 31, 2024, to US$460,563, for the year ended December 31, 2025, as increase in the audit fee for interim review and audit for financial statements for the year.

We leased our office from Bauhinia Holdings (China) Limited, a company controlled by the spouse of Dr. Leung, the there is no significant movement for the office rental as the monthly rental expense is fixed.

Entertainment expenses decreased by 94.6% from US$107,737 for the year ended December 31, 2024, to US$5,856 the year ended December 31, 2025. This reduction was a result of adopting a more conservative approach to cost management in response to the decrease in the Company’s revenue during the year.

Leasehold improvements increased by100.0% from nil for the year ended December 31, 2024, to US$559,536 for the year ended December 31, 2025. The increase was attributable to the completion of leasehold improvement for the corporate office in August 2025.

Provision of expected credit losses increased by 9965.8% from US$4,834 for the year ended December 31, 2024, to US$486,558 for the year ended December 31, 2025, The increase was attributable to increase in long aged account receivables as of December 31, 2025 and the Company provided expected credit losses on those account receivables based on its accounting policy.

Miscellaneous expenses increased by 24.0% from US$74,360 for the year ended December 31, 2024, to US$92,206 for the year ended December 31, 2025, due to increase administrative costs, higher miscellaneous supplies and services.

Income tax (credit) expense

The Company mainly operates in Hong Kong and is subject to a two-tier tax rates that the first HK$2,000,000 taxable profit is subject to 8.25% and the taxable profits thereafter is subject to 16.5%. The Company made income tax expenses of US$137,390 for the year ended December 31 , 2024, and income tax credit of US$367,728 for the year ended December 31, 2025, as the Company incurred selling and marketing expenses for the market expansion and rebranding during the year which led to loss before tax of US$2,609,287 for the year ended December 31, 2025.

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

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2025, and 2024:

	For the years ended
	2025	2024	Change
	US$	US$	US$	%
Cash and cash equivalents at beginning of year	389,651	399,300	(9,649)	2.4
Net cash used in operating activities	(2,294,971)	(280,109)	(2,014,862)	719.3
Net cash used in investing activities	(2,510,808)	(87,596)	(2,423,212)	2766.4
Net cash provided by financing activities	4,424,321	358,056	4,066,265	1135.7
Net (decrease) increase in cash and cash equivalents	(381,458)	(9,649)	(371,809)	4423.3
Effect of foreign exchange rate changes	(5,026)	—	(5,026)	100.0
Cash and cash equivalents as at end of year	3,167	389,651	(386,484)	(99.2)

During the years ended December 31, 2025, and 2024, the cash flows from our operating activities were primarily derived from the revenue generated from our marketing services. The decrease in net cash flows in operating activities was primarily due to increase in selling and marketing expenses for enhance the Company’s recognition in market and decrease in gross profit as global economic uncertainty and downward market trends, which prompted potential clients to exercise increased caution regarding their expenditures.

Net cash used in investing activities of US$2,510,808 for the years ended December 31, 2025, as the acquisition of intangible assets including prepayment for intangible assets of US$2,510,808.

Net cash provided by financing activities for the years ended December 31, 2025, was US$4,424,321 was primarily from initial public offering for 1,500,000 ordinary shares at offering price US$4 per share on April 16, 2025 and over-allotment option exercised by Dominari Securities LLC to purchase 160,000 ordinary shares of the Company at US$4 per share.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations. Our management is taking initiatives to mitigate the liquidity risk of the Company. In the near-term, (i) the Controlling Shareholder, Dr. Leung, provided an undertaking to provide financial assistance to the Company to enable us to meet our ordinary course financial obligations for the next 12 months, (ii) the Company plans to raise additional funds through debt financing, (iii) the Company plans to raise capital pursuant to a private placement or public offering.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the years ended December 31, 2024 and 2025 were mainly related to the addition of computer equipment and the purchase of software. For the years ended December 31, 2024, our capital expenditures in relation to property and equipment of $87,596 and for the years ended December 31, 2025, our capital expenditures in relation to intangible assets were US$2,510,808 respectively. We principally funded our capital expenditures through cash flows from operations and equity market during the years ended December 31, 2024 and 2025.

Off-Balance Sheet Transactions

As of December 31, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this annual report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried at the original invoiced amount less an allowance for expected credit loss based on the probability of future collection. The probability of future collection is based on specific considerations of historical loss patterns and an assessment of the continuation of such patterns based on past collection trends and known or anticipated future economic events that may impact collectability. The Company has made provision for expected credit loss amounted to nil, US$4,834 and US$492,269 in the years ended December 31 2023, 2024 and 2025 respectively.

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

	December 31 2025	December 31, 2024
US$ to HK$ Year End	7.78	7.82
US$ to HK$ Average Rate	7.80	7.82

Pension Obligations

The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units

As of December 31, 2025, the Company operated through its subsidiary in Hong Kong, which primarily engaged in provision of marketing services.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Title
Leung Chun Yip		Chief Executive Officer, Chairman of the Board of Directors and Executive Director
Tang Chak Ming		Chief Financial Officer and Executive Director
Ting Lai Har		Chief Operating Officer
Lau Sek Kin(1)(2)(3)		Independent Director
Gan Shaoling(1)(2)		Independent Director
Lu Runhua (1)(2)(3)		Independent Director
Wan Chun Lap (3)		Independent Director
Gong Yushan (1)(2)		Independent Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nomination Committee

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

Executive Directors and Officers:

Dr. Leung Chun Yip has been our Chairman of the Board of Directors, Executive Director and Chief Executive Officer since our Company’s inception. Dr. Leung Chun Yip is responsible for the overall business management of our Group. With extensive experience spanning over two decades in the marketing and information technology industry in Hong Kong, Dr. Leung Chun Yip’s management skills and industry contacts provide an invaluable benefit to our business. Under Dr. Leung Chun Yip’s guidance, our company successfully developed and established a good reputation and position in the industry. Dr. Leung’s extensive prior experience in managing enterprises and building strong customer relationships across various industries has enabled him to leverage his deep expertise and industry connections to propel the growth of the Group and firmly establish the Company as a trusted market participant in integrated marketing solutions. From June 2011 to the present, Dr. Leung Chun Yip has been a director at Wai Fung Investment International Group and Shine Living Industrial Limited, where he spearheads the company’s overall management, leveraging his extensive industry expertise to identify new business prospects and cultivate robust customer relationships. Dr. Leung completed an Executive Doctorate of Business Administration administered by SABI University in 2014, as well as a Bachelor’s Degree in Business Administration from Hong Kong Polytechnic University in 2011.

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

Mr. Gong Yushan (“Mr. Gong”) is an Independent Director. Mr. Gong has served as the founder of Guangzhou Fubaba Consulting Management Co., Ltd. since April 2022. In this role, he is responsible for corporate strategy formulation, business model development and enterprise lifecycle management. Mr. Gong has also provided strategic consulting services to various companies across the healthcare, biotechnology and education sectors, including Hainan Hicheng Century Education Technology Co., Ltd. since May 2022, Guangdong Kairan Biotechnology Co., Ltd. since August 2020, and Hong Kong Longsheng Wanfang Co., Ltd. since 2021. More recently, he has served as a strategic consultant to Guangzhou Deyi Kang Health Technology Co., Ltd. since February 2025, Jinzixian (Guangzhou) Pharmaceutical Biotechnology Co., Ltd. since September 2025, and Guangzhou Siyue Health Technology Co., Ltd. since October 2025. Mr. Gong received his education from Lingnan University.

Family Relationships

Ms. Ting Lai Har is the mother of Dr. Leung Chun Yip, which is a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Compensation of Directors and Executive Officers

For the financial year ended December 31, 2025, we paid an aggregate of approximately HK$2,268,337 (approximately US$291,560) in cash to our Executive Directors and Executive Officers - as mentioned below.

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

Under the independent directors’ Agreements, the initial aggregate annual salary that is payable to our independent directors is HKD$600,000 to Lau Sek Kin, HKD$600,000 to Gan Shaoling, HKD$600,000 to Lu Runhua, HKD$600,000 to Wan Chun Lap, and HKD$240,000 to Gong Yushan respectively.

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

Audit committee

Ms. Gan Shaoling, Mr. Gong Yushan and Mr. Lau Sek Kin serve on the audit committee. Ms. Gan Shaoling serves as chairwoman of the audit committee. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Ms. Gan Shaoling as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Our Controlling Shareholder beneficially owns 67.52% of our total issued and outstanding Ordinary Shares, representing 67.52% of the total voting power. As a result, we are a “controlled company” as defined under Nasdaq Listing Rule 5615(c), because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. The exemption we intend to rely on is that a majority of our Board need not be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

6.D. Employees

We employed 6 persons as of December 31, 2025, 7 persons as of December 31, 2024, and 8 persons as of December 31, 2023, who were mostly located in Hong Kong. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our Directors; and

●	all of our current executive officers and Directors as a group.

The calculations in the table below are based on 1,666,275 Ordinary Shares issued and outstanding as May 4, 2026.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Named Executive Officers and Directors:
Leung Chun Yip	1,125,000	67.52%
Ting Lai Har	-	-
Tang Chak Ming	-	-

Independent Directors:
Lau Sek Kin	-	-
Gan Shaoling	-	-
Lu Runhua	-	-
Wan Chun Lap	-	-
Gong Yushan	-	-

5% Shareholders:
Everbright Digital Global Limited(1)	1,125,000	67.52%

*	less than 1%

(1)	Leung Chun Yip, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director of Everbright Digital Global Limited, holding 1,152,000 shares of the Company, which represent 67.52% of our Ordinary Shares. Leung Chun Yip is the beneficial owner of the 1,152,000 shares held by Everbright Digital Global Limited.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Group’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2025.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements

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

Nature of relationships with related parties

Related Party Name	Relationship to the Company
Dr. Leung Chun Yip (“Dr. Leung”)	Director and controlling shareholder of the Company
Bauhinia Holdings (China) Limited	A company controlled by Ms. Ting Lai Har, the mother of Dr. Leung
Wai Fung Investment International Group	A partnership established by Dr. Leung and Ms. Ting Lai Har, the mother of Dr. Leung
Everbright Digital Global Limited	Immediate holding company

a. Related party balances

		As of December 31,
Nature	Name	2023	2024	2025
		US$	US$	US$
Amount due to	Wai Fung Investment International Group(1)	(53,708)	-	-
Amount due from (to)	Bauhinia Holdings (China) Limited(2)	7,673	-	(19,275)
Amount due from	Everbright Digital Global Limited(3)	50,000	50,000	50,000

(1)	In 2022, Wai Fung Investment International Group (“Wai Fung”), a partnership established by Dr. Leung and Ms. Ting Lai, the mother of Dr. Leung, provided certain staff members to assist the Company’s operation as the Company had not yet successfully recruited the right candidates. Wai Fung charged the Company US$53,708 for this staff secondment. This amount was not yet settled and the amount due to Wai Fung as of December 31, 2022 and 2023 was US$53,708. As of the date of this annual report, the amount due to Wai Fung Investment Internation Group has been fully settled.

(2)	As of December 31, 2023, the balance due from Bauhinia Holdings represented two month rental deposits of US$7,673 (HK$60,000). As of the date of this annual report, the amount due from Bauhinia Holdings (China) Limited has been fully settled. As of December 31, 2025, the balance due from Bauhinia Holdings represented accrued rental expenses of US$19,275 (HK$150,000).

(3)	The Company was incorporated with authorized share capital of US$50,000, divided into 50,000 ordinary shares of US$1 each. Upon incorporation, 50,000 ordinary shares of US$1 each were issued to Everbright Digital Global Limited (“Digital Global”) at par value. As the Company has not yet opened a bank account, the considerations of US$50,000 was still outstanding from Digital Global as of December 31, 2023 and the date of this annual report.

b. Related party transactions

		Years ended December 31,
Nature	Name	2023	2024	2025
		US$	US$	US$
Short lease/operating lease payments	Bauhinia Holdings (China) Limited(4)	46,036	46,036	46,179
Staff secondment fees	Wai Fung Investment International Group(2)	-	-	-
Total		46,036	46,036	46,179

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending, material, legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to Our Business and Industry-We may be from time to time be subject to legal and regulatory proceedings and administrative investigations”.

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

10.B. Memorandum and articles of association

Our Amended and Restated Memorandum and Articles of Association

We have adopted a third amended and restated memorandum and articles of association by special resolution passed on September 30, 2025 and effective on February 9, 2026. The following are summaries of certain material provisions of the Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Group - C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans on variable interest rates.

Foreign Currency Exchange Rates

Our business is not exposed to significant foreign currency exchange risks as our reporting currency is United States dollars and our overseas sales are denominated in Hong Kong dollars during the years ended December 31, 2025, 2024 and 2023.

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Ms. Gan Shaoling, Mr. Gong Yushan and Mr. Lau Sek Kin, and is chaired by Ms. Gan Shaoling. Ms. Gan Shaoling, Mr. Gong Yushan and Mr. Lau Sek Kin each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Gan Shaoling qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our co-chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at https://umeta.hk/.

Item 16C. Principal Accountant Fees and Services

OneStop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025. Audit services provided by OneStop Assurance PAC for the fiscal years ended December 31, 2025, 2024 and 2023, respectively, included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by OneStop Assurance PAC, our independent registered public accounting firm, for the period indicated.

	Year Ended December 31,	Year Ended December 31,
	2024	2025
	US$	US$
Services
Audit Fees(1) - OneStop Assurance PAC	130,000	141,750
Total	130,000	141,750

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association (incorporated by reference to the Company’s Current Report on Form 6-K, filed with the SEC on February 5, 2026)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1**	Employment Agreement between the Registrant and Leung Chun Yip

4.2**	Employment Agreement between the Registrant and Ting Lai Har

4.3**	Employment Agreement between the Registrant and Tang Chak Ming

4.4**	Independent Director Offer Letter between the Registrant and Lau Sek Kin

4.5**	Independent Director Offer Letter between the Registrant and Gan Shaoling

4.6**	Independent Director Offer Letter between the Registrant and Lu Runhua

4.7**	Independent Director Offer Letter between the Registrant and Wan Chun Lap

4.8	Independent Director Offer Letter between the Registrant and Gong Yushan (incorporated by reference to the Company’s Current Report on Form 6-K, filed with the SEC on April 21, 2026)

4.9**	Translation of Lease from Chinese to English between the Registrant and Bauhinia Holdings

4.10**	Form of Service Agreement of the Registrant

4.11**	Share Subscription Agreement between the Registrant and its Subscribers

8.1**	List of Subsidiaries of the Registrant

11.1**	Code of Ethics of the Registrant

11.2**	Insider Trading Policy of the Registrant

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a)

13.1***	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2***	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1**	Executive Compensation Recovery Policy of the Registrant

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Previously filed with our registration statement on Form F-1 (File No. 333-285191), as amended, initially filed with the SEC on February 25, 2025.

***	Furnished Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Everbright Digital Holding Limited

By:	/s/ Leung Chun Yip
Name:	Leung Chun Yip
Title:	Chairman, Executive Director and Chief Executive Officer (Principal Executive Officer)

Date: May 4, 2026

EVERBRIGHT DIGITAL HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To The Shareholders and the Board of Directors of Everbright Digital Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Everbright Digital Holding Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operation and other comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Onestop Assurance PAC

Singapore

May 4, 2026

PCAOB# 6732

We have served as the Company’s auditor since 2024

Everbright Digital Holding Limited
Consolidated balance sheets
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$3,167	$389,651
Accounts receivable	1,222,063	914,092
Prepayments, deposits paid and other receivables	620,383	964,762
Total current assets	1,845,613	2,268,505

Non-current assets
Property, plant and equipment, net	2,672	90,322
Intangible assets, net	1,097,168	255,962
Prepayment to intangible assets	1,500,000	-
Deferred tax assets	320,274	-
Total non-current assets	2,920,114	346,284

Total assets	$4,765,727	$2,614,789

Current liabilities
Accrued expenses and other payables	$377,935	185,697
Current income tax payable	103,037	303,687
Due to a related party	19,275	-
Total current liabilities	500,247	489,384

Non-current liability
Deferred tax liabilities	-	43,262

Total liabilities	$500,247	$532,646

Commitments and contingencies

Shareholders’ equity
Ordinary Shares, $0.00064 par value; 78,125,000 shares authorized, 1,666,250 (2024: 1,562,500) shares issued and outstanding*	1,066	1,000
Additional paid-in capital	4,831,311	407,056
Subscription receivables	(50,000)	(50,000)
(Accumulated losses) retained earnings	(522,091)	1,724,087
Accumulated other comprehensive income	5,194	-
Total shareholders’ equity	4,265,480	2,082,143

Total liabilities and equity	$4,765,727	$2,614,789

*	On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association. The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. Following the Reverse Share Split, the number of issued and outstanding ordinary shares were reduced from 26,660,000 to 1,666,250. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

The accompanying notes form an integral part of these consolidated financial statements.

Everbright Digital Holding Limited
Consolidated statements of operation and other comprehensive (loss) income

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the year ended December 31,
	2025	2024	2023
Sales	$1,862,231	$2,761,798	$2,825,488
Cost of sales	(644,995)	(1,134,926)	(1,269,776)
Gross profit	1,217,236	1,626,872	1,555,712
Other income	52,600	930	605
Selling and marketing expenses	(1,841,859)	—	—
Administrative expense	(2,037,264)	(1,110,982)	(473,707)
(Loss) profit before income tax	(2,609,287)	516,820	1,082,610
Income tax credit (expense)	363,109	(137,390)	(157,047)

(Loss) profit for the year	$(2,246,178)	$379,430	$925,563

Other comprehensive income:
Foreign currency translation adjustment	5,194	—	—
Total other comprehensive income	5,194	—	—

Total comprehensive (loss) income	$(2,240,984)	$379,430	$925,563

(Loss) earnings per share:

Ordinary shares, – basic and diluted	$(1.37)	$2.29	5.86

Weighted average shares outstanding used in calculating basic and diluted earnings per share**
Ordinary shares, – basic and diluted	1,633,849	165,488	157,812

*	When calculating the weight averaged number of shares outstanding, the current share capital structure was deemed as it existed throughout the earliest period presented. There were no dilutive financial instruments outstanding that the basic and diluted earnings per share are same.

**	On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association. The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. Following the Reverse Share Split, the number of issued and outstanding ordinary shares were reduced from 26,660,000 to 1,666,250. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

The accompanying notes form an integral part of these consolidated financial statements.

Everbright Digital Holding Limited
Consolidated statements of changes in equity

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding*	Amount	Additional paid-in capital	Subscription receivables	Retained earnings (accumulated losses)	Other comprehensive income	Total
Balance as of January 1, 2023	157,812	$101	$(101)	$—	$419,094	$—	$419,094
Recapitalization	—	—	50,000	(50,000)	—	—	—
Profit and total comprehensive income for the year	—	—	—	—	925,563	—	925,563
Balance as of December 31, 2023	157,812	$101	$49,899	$(50,000)	$1,344,657	—	$1,344,657

Balance as of January 1, 2024	157,812	$101	$49,899	$(50,000)	$1,344,657	—	$1,344,657
Issue of shares	1,404,688	899	357,157	—	—	—	358,056
Profit and total comprehensive income for the year	—	—	—	—	379,430	—	379,430
Balance as of December 31, 2024	1,562,500	$1,000	$407,056	$(50,000)	$1,724,087	—	$2,082,143
Issue of shares upon initial public offering	103,750	66	4,424,255	—	—	—	4,424,321
Loss and total comprehensive loss for the year	—	—	—	—	(2,246,178)	5,194	(2,240,984)
Balance as of December 31, 2025	1,666,250	$1,066	$4,831,311	$(50,000)	$(522,091)	$5,194	$4,265,480

*	On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association. The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. Following the Reverse Share Split, the number of issued and outstanding ordinary shares were reduced from 26,660,000 to 1,666,250. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

The accompanying notes form an integral part of the consolidated financial statements.

Everbright Digital Holding Limited
Consolidated statements of cash flows
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net (loss) profit	$(2,246,178)	$379,430	925,563
Adjustments for:-
Depreciation of property, plant and equipment	87,935	2,986	1,330
Amortization of intangible assets	172,318	83,944	70,247
Provision of expected credit loss	486,558	—	—
Deferred tax (credit) expense	(363,109)	(13,765)	28,347
Changes in operating assets and liabilities:
Accounts receivable	(789,546)	(276,445)	(484,194)
Prepayments, deposits paid and other receivables	348,466	(581,130)	(313,144)
Accounts payable	—	(49,719)	49,719
Accrued expenses and other payables	191,120	127,015	57,428
Receipt in advance	—	(57,545)	57,545
Amounts due with related parties	19,241	(46,035)	119,376
Current income tax payable	(201,776)	151,155	128,700
Net cash (used in) provided by operating activities	(2,294,971)	(280,109)	640,917

Cash flows from investing activities
Acquisition of property, plant and equipment	—	(87,596)	(2,205)
Acquisition of intangible assets	(2,510,808)	—	(241,169)
Net cash used in investing activities	(2,510,808)	(87,596)	(243,374)

Cash flows from financing activities
Proceeds from issue of ordinary shares	—	358,056	—
Proceeds from initial public offerings	4,424,321	—	—
Net cash provided by financing activities	4,424,321	358,056	—

(Decrease) increase in cash and cash equivalents	(381,458)	(9,649)	397,543
Effect of foreign exchange rate changes	(5,026)	—	—
Cash and cash equivalents at beginning of year	389,651	399,300	1,757
Cash and cash equivalents at end of year	$3,167	$389,651	399,300

Analysis of the balance of cash and cash equivalents
Bank balances	$3,167	$389,651	399,300

The accompany notes form an integral part of the financial statements.

Everbright Digital Holding Limited
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

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

On December 30, 2024, 619 Ordinary Shares were allotted and issued to Everbright Global at par value of US$1.0 each. On the same day, pursuant to a share subscription agreement between the Company and 6 other subscribers, (the “Subscribers”), 280 Ordinary Shares were allotted and issued to the Subscribers for a total consideration of HK$2,800,000 (approximately US$358,056). All these Ordinary Shares rank pari-passu with the exiting shares in all respects.

On January 20, 2025, the Company authorized a share split, changing its share capital from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$50,000 divided into 1,250,000,000 shares of a par value of US$0.00004 each. Under the share split, each ordinary share of the Company was sub-divided to 25,000 ordinary shares of the Company.

Thereafter, there were a total of 25,000,000 Ordinary Shares in issue and outstanding in the share capital of the Company.

As of the December 31, 2025 the Company’s shareholders are as follows:

Name of shareholder	Percentage of interest
Everbright Digital Global Limited	67.52
Dominari Securities LLC	6.24
Voyage Advisors Limited	4.59
Value Global Gain Limited	4.59
Real Treasure Corporation Limited	4.31
Mighty Leader Capital Limited	4.31
Well Fortune Industries Limited	4.41
Emperor Victory Capital Limited	4.03

On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association. The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. Following the Reverse Share Split, the number of issued and outstanding ordinary shares were reduced from 26,660,000 to 1,666,250. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

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

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Cash and Cash Equivalents — Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Hong Kong government provides a guarantee for deposits held in each bank up to HK$800,000 (approximately $102,800). As a result, an amount of $3,167 is covered by this guarantee.

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

Intangible assets — Intangible assets included computer software and mobile application and are stated at cost less accumulated amortization. Amortization is calculated by the straight-line method over the estimated useful lives for 5 years of intangible assets

Impairment of Long-Lived Assets — We evaluate our long-lived assets, including property, plant and equipment, intangible assets and right-of-use assets — operating lease with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. There were no impairments recognized for the years ended December 31, 2025 and 2024.

Accounts Receivable and Allowance for Credit Losses — Accounts receivable are carried at the original invoiced amount. Accounts receivable are reviewed for impairment on a quarterly basis and are presented net of an allowance for expected credit losses. The allowance for expected credit losses is estimated based on the Company’s analysis of amounts due, historical delinquencies and write-offs, and current economic conditions, together with reasonable and supportable forecasts of short-term economic conditions. The allowance for expected credit losses is recognized in net income (loss) and any adjustment to the allowance for expected credit losses is recognized in the period in which it is determined. Write-offs of accounts receivable, together with associated allowances for expected credit losses, are recognized in the period in which balances are deemed uncollectible. The Company does not have a history of significant write-offs. As of December 31, 2025 and 2024, the total allowance for expected credit losses on the Company’s accounts receivable were $492,269 and $4,834.

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

Leases — Under ASC Top 842, “Leases”, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease — right to use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets.

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

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2025	2024
US$ to HK$ Year End	7.78	7.82
US$ to HK$ Average Rate	7.80	7.82

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

Segment Reporting and Reporting Units — As of December 31, 2025, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in t the provision of marketing services in Hong Kong.

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

Earnings Per Share — Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of ordinary shares and potentially dilutive ordinary share equivalents, including stock options and warrants. As at December 31, 2024 and 2025, the Company had no financial instruments that are dilutive.

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

Segment reporting — ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on the management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

New and amended standards adopted by the Company

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

New accounting standards that have not yet been adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the adoption of this guidance whether or not a material impact on the Company’s consolidated financial statements.

In July 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from contracts with customers. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the adoption of this guidance whether or not a material impact on the Company’s consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company is currently evaluating the adoption of this guidance whether or not a material impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of income and comprehensive (loss) income and cash flows.

3.	Accounts receivable

	At December 31,
	2025	2024
Total accounts receivable	$1,714,332	$918,926
Allowance	(492,269)	(4,834)
	$1,222,063	$914,092

The management reviewed the payment histories of the customers. The allowance recognized during the year ended December 31, 2025 was US$486,558  (2024: US$4,834)

4.	Prepayments, deposits paid and other receivables

	At December 31,
	2025	2024
Prepayment for marketing expenses	$620,383	$-
Prepayment to intangible assets	1,500,000	-
Deferred offering cost	-	964,762
	2,120,383	964,762
Less: non-current	(1,500,000)	-
	$620,383	$964,762

5.	Property, plant and equipment, net

	At December 31,
	2025	2024
Computer equipment	$7,669	95,228
Accumulated depreciation	(4,997)	(4,906)
	$2,672	$90,322

Depreciation included in:

	Years ended December 31,
	2025	2024
Administrative expense	$87,935	$2,986

6.	Intangible assets, net

	At December 31,
	2025	2024
Acquired software	$1,434,346	$419,722
Accumulated amortization	(337,178)	(163,760)
	$1,097,168	$255,962

During the year ended December 31, 2025, the Company acquired software from independent third parties software developer amounted to US$1,010,808 to cope with the Company’s expansion.

Amortization included in:

	Years ended December 31,
	2025	2024
Cost of sales	$172,318	$83,944

Acquired software was amortized over five years. Estimated annual amortization expense related to acquired software is set out below:

2026	$286,869
2027	277,254
2028	216,280
2029	202,516
2030	114,249
$1,097,168

7.	Accrued expenses and other payables

	At December 31,
	2025	2024
Accrued professional fees	$210,750	$130,000
Accrued staff costs	166,523	55,697
Others	662	-
	$377,935	$185,697

8.	Sales

An analysis of sales is set out below:

	Years ended December 31,
	2025	2024
Revenue recognised at point in time
Virtual reality and Augment Reality	$—	$1,204,348
Total solutions	1,846,277	1,332,609
Miscellaneous	15,954	4,253

Revenue recognised over time
Consultancy and market research	—	220,588
	$1,862,231	$2,761,798

9.	Cost of sales

An analysis of cost of sales is set out below:

	Years ended December 31,
	2025	2024
Subcontracting charges	$395,096	$853,092
Depreciation and amortization	172,318	83,944
Salaries	77,581	197,890
	$644,995	$1,134,926

10.	Income tax

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

	Years ended December 31,
Provision for income tax	2025	2024
Current
Hong Kong	$—	$151,155

Deferred
Hong Kong	(363,109)	(13,765)
Total	$(363,109)	$137,390

Numerical reconciliation of income tax expenses to prima facie tax payable:

	Years ended December 31,
	2025	%	2024	%
(Loss) profit before income tax	$(2,609,287)		516,820

Tax effect at the Hong Kong profits tax rate of 16.5%	$(430,532)	16.5	85,275	16.5
Tax effect of preferential tax rate	—	—	(21,100)	(4.1)
Tax effect of non-assessable income	(787)	0.0	(153)	0.0
Tax effect of non-deductible expenses	68,210	(2.6)	73,560	14.2
Tax effect of tax rebate	—	—	(192)	0.0

Total	$(363,109)	13.9	137,390	26.6

There were no material unrecognized temporary differences and unsettled tax position.

The components of deferred tax assets (liabilities) their movements were as follows:

	PPE and leasehold improvement	Intangible assets	Allowance of expected credit loss	Tax loss	Total
Balance as of January 1, 2024	$(942)	$(56,085)	$—	$—	$(57,027)

Charged to statement of operations	(86)	13,851	—	—	13,765

Balance as of December 31, 2024	$(1,028)	$(42,234)	$—	$—	$(43,262)

Charged to statement of operations	89,222	(138,351)	81,082	331,156	363,109
Foreign exchange alignment	151	(448)	142	582	427

Balance as of December 31, 2025	$88,345	(181,033)	$81,224	$331,738	320,274

11.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

12.	Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

	Years ended December 31,
	2025	2024
Income taxes	$201,776	$—

Non-cash transactions:

On May 18, 2023, the Company issued 50,000 ordinary shares of US$1 each to its holding company by debiting US$50,000 due from immediate holding company, without any cash inflows.

13.	Related party transactions

During 2025, the Company had the following related party transactions:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$46,179	A company controlled by the spouse of the Company’s controlling shareholder	Short-term lease payments.

As of December 31, 2025, the Company had the following balances due to related parties:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$19,275	A company controlled by the spouse of the Company’s controlling shareholder	Unsecured interest free, accrued lease expenses, repayable on demand

As of December 31, 2025, the Company had the following balances due from related parties:

Name	Amount	Relationship	Note
Everbright Digital Global Limited	$50,000	Immediate holding company	Unsecured interest free, subscription receivables, repayable on demand

During 2024, the Company had the following related party transactions:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$46,036	A company controlled by the spouse of the Company’s controlling shareholder	Short-term lease payments.

As of December 31, 2024, the Company had the following balances due from related parties:

Name	Amount	Relationship	Note
Everbright Digital Global Limited	$50,000	Immediate holding company	Unsecured interest free subscription receivable, repayable on demand

14.	Segment Information

NOTE – 14 SEGMENT INFORMATION

SEGMENT INFORMATION

Reportable Segments

The Company operates as a single reportable segment, which is consistent with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, allocates resources and assesses performance. The Company’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using Net Income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve continued growth. Net Income is defined as revenue less cost of goods sold and operating expenses, and other segment items (including interest income, interest expense, other income and other expenses), and income taxes.

Significant Segment Expense Categories Provided to the CODM

The CODM regularly receives and reviews the following expense categories, which are included in the segment’s measure of profit or loss.

	For the year ended December 31,
	2025	2024	2023
Sales	$1,862,231	$2,761,798	$2,825,488
Cost of sales:
Subcontracting charges	(395,096)	(853,092)	(1,119,286)
Depreciation and amortization	(172,318)	(83,944)	(70,247)
Salaries	(77,581)	(197,890)	(80,243)
	(644,995)	(1,134,926)	(1,269,776)
Gross profit	1,217,236	1,626,872	1,555,712
Other income	52,600	930	605
Selling and marketing expenses	(1,841,859)	—	—
Administrative expense	(2,037,264)	(1,110,982)	(473,707)
(Loss) profit before income tax	(2,609,287)	516,820	1,082,610
Income tax credit (expense)	363,109	(137,390)	(157,047)

(Loss) profit for the year	$(2,246,178)	$379,430	$925,563

15.	Concentration and risks

The Company is not exposed to significant financial risks other than the concentration risk, which is analysed as follows:

Customers

Customers who accounted for 10% or more of the Company’s revenues or with significant outstanding receivables are analysed as follows:

	Sales for years ended December 31,		Balance as of December 31,
	2025	2024	2025	2024
Customer A	—%	16.25%	—%	33.95%
Customer B	—	6.11	—	10.02
Customer C	—	10.96	6.27	18.31
Customer D	—	8.08	7.47	13.86
Customer E	20.02	—	13.16	—
Customer F	10.94	—	10.78	—
Customer G	—	18.09	1.91	9.13
Customer H	12.52	—	10.25	—
Customer I	10.09	—	6.11	—
Customer J	11.48	—	12.50	—
Customer K	10.98	—	11.94	—
Customer L	20.22	—	19.61	—
	96.25%	59.49%	100.00%	85.27%

Vendors

Vendors who accounted for 10% or more of the Company’s cost of sales or with significant outstanding payables are analysed as follows:

	Cost of sales for years ended December 31,		Balance as of December 31,
	2025	2024	2025	2024
Vendor A	36.5%	3.4%	—%	—%
Vendor B	13.6	—	—	—
Vendor C	12.8	2.3	—	—
Vendor D	12.5	18.5	—	—
	75.4%	24.2%	—%	—%

16.	Equity

Ordinary Shares

The Company was established under the laws of Cayman Islands (the Cayman law) on May 18, 2023 with authorized share of 50,000 ordinary shares of par value US$1 each.

Upon incorporation, 1 ordinary share of US$1 was issued at par.

On the same date, the Company issued 49,999 shares of US$1 each at par. All these ordinary shares rank pari-passu with the exiting share in all respect.

On April 26, 2024, for the ease of future capital restructuring in preparing the initial public offering, 49,900 ordinary shares of US$1 each that were surrendered by the holding company, Everbright Global back to the Company without considerations.

On December 30, 2024, 619 Ordinary Shares were allotted and issued to Everbright Global at par value of US$1.0 each. On the same day, 280 Ordinary Shares were allotted and issued to the Subscribers for a total consideration of HK$2,800,000 (approximately US$358,056). All these Ordinary Shares rank pari-passu with the exiting shares in all respects.

On January 20, 2025, the Company authorized a share split, changing its share capital from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$50,000 divided into 1,250,000,000 shares of a par value of US$0.00004 each. Under the share split, each ordinary share of the Company was sub-divided to 25,000 ordinary shares of the Company.

On April 16, 2025, the “Company entered into an underwriting agreement with Dominari Securities LLC., as representative of the underwriters (“Underwriters”), pursuant to which the Company agreed to sell to the underwriters in a firm commitment initial public offering an aggregate of 1,500,000 ordinary shares, par value $0.00004 per share, at offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments.

On May 19, 2025, the Underwriters partially exercised their over-allotment option to purchase an additional 160,000 ordinary shares of the Company at the public offering price of US$4.00 per share for gross proceeds of $640,000. The closing for the sale of the Additional Shares took place on May 22, 2025.

Thereafter, there were a total of 26,660,000 Ordinary Shares in issue and outstanding in the share capital of the Company.

On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association. The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. Following the Reverse Share Split, the number of issued and outstanding ordinary shares were reduced from 26,660,000 to 1,666,250. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

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

17.	Subsequent event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that these consolidated financial statements were available to be issued, there was no subsequent event that required recognition or disclosure except the following:

On January 16, 2026, the board of directors of the Company approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association. The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. Following the Reverse Share Split, the number of issued and outstanding ordinary shares were reduced from 26,660,000 to 1,666,250. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.